

# Broker Insurance Document

Insured: Tema ETF Trust

Period of Insurance: 27th December 2024 To 26th December 2025

Dated: 21st January 2025



Gallagher

Insurance | Risk Management | Consulting

www.ajg.com/uk



R.A. Rossborough (Insurance Brokers) Ltd                    Date: 21ˢᵗ January 2025
Ground Floor
Liberation House
Castle Street
St. Helier
JE2 3BT
Jersey

# BROKER INSURANCE DOCUMENT FI2196624

We thank you for your instructions and confirm that we have placed this Insurance on your behalf as detailed below. Please check the details and advise us immediately should they not conform to your request.

## SCHEDULE

| | | |
|---|---|---|
| **TYPE:** | **Contract Classification:** | Insurance |
| | **Description:** | Investment Management Insurance |
| **INSURED:** | **Name:** | Tema ETF Trust |
| **PRINCIPAL ADDRESS:** | **Street No.and Street:** | 2nd Floor, The Le Gallais Building, 54 Bath Street, |
| | **City:** | St Helier, |
| | **Postcode:** | JE1 1FW |
| | **Country:** | Jersey |

**PERIOD:**  From:   27ᵗʰ December 2024
             To:     26ᵗʰ December 2025

Both days inclusive, local standard time at Named Insured Address above.

**INTEREST:**  Investment Management Insurance

**LIMITS:**  USD 5,000,000 any one claim and in the aggregate

**EXCESS:**  USD 100,000 any one claim USD 150,000 any one in respect of claims brought in the USA claim but Nil in respect of non-indemnifiable claims

**TERRITORIAL LIMITS:**  Worldwide

**JURISDICTION LIMITS:**  Worldwide

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



| CONDITIONS: | Attached K2 Investment Management Insurance Policy with endorsements applicable at inception as follows: |
|---|---|

Retroactive date – 27th December 2021
NMA2975 (Amended) Special Cancellation Clause, as attached
LMA3100A Sanction Limitation Clauses as attached
NMA2918 War and Terrorism Exclusion Endorsement, as attached
NMA1256 Nuclear Incident Exclusion Clause-Liability-Direct (Broad) (USA) (Amended) as attached
NMA1477 Radioactive Contamination Exclusion Clause-Liability-Direct (USA) (Amended) as attached
CL370 Institute Radioactive Contamination, Chemical, Biological and Electromagnetic Weapons Exclusion Clause
NMA1168 Small Additional or Return Premiums Clause (USA) as attached
US Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement, as attached
LMA5219 US Terrorism Risk Insurance Act of 2002 Not Purchased Clause, as attached
Property Management Services Exclusion, as attached
Data Protection Policy Clause for Commercial Lines Policies (No Consent) as attached
LMA 5337 EU Automatic Coverage (Acquisitions/Additions/Additional Insureds) Clarification Clause (on or after Brexit) as attached
LMA5478 Cyber Risks Endorsement, as attached
Investment Manager and Fund Crime Insurance Endorsement, as attached

**NOTICES:**
Complaints Procedure Notice (as attached)
Claims Notice (as attached)
LMA9151 Data Protection Short Form Information Notice (Layer 1) as attached

**CHOICE OF LAW AND JURISDICTION:**
In case of any dispute arising out of this Insurance, the same shall be governed by the laws of England and Wales.

**PREMIUM:**
**Gross Premium:** USD 35,000 (100% for Policy Period.)

**PREMIUM PAYMENT TERMS:**
**Payment terms:** LSW 3001 (Amended) – Premium Payment Clause (60 days from Inception) as attached

**TAXES PAYABLE AND ADMINISTERED BY THE INSURED OR THEIR AGENT:**
Nil

**TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:**
Nil



**TAXES PAYABLE BY THE INSURER(S) AND ADMINISTERED BY THE INSURED OR THEIR AGENT:**    Nil

**INSURER CONTRACT DOCUMENTATION:**    This document details the contract terms entered into by the Insurer(s), and constitutes the contract document.

Any further documentation changing this contract, agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

Wherever there is reference to 'Insured' and/or 'Assured' in this document, they shall be deemed to have the same meaning.

Wherever there is reference to 'Insurer' and/or 'Underwriter' in this document, they shall be deemed to have the same meaning.

Wherever there is reference to 'Policy' and/or 'Contract' in this document, they shall be deemed to have the same meaning.

Insureds are advised that if any terms, clauses or conditions are unclear they should contact Arthur J. Gallagher (UK) Limited immediately.

Lloyd's Insurance Company S.A. is a Belgian limited liability company (société anonyme / naamloze vennootschap) with its registered office at Bastion Tower, Marsveldplein 5/Place du Champs de Mars 5, 1050 Brussels, Belgium and registered with Banque-Carrefour des Entreprises / Kruispuntbank van Ondernemingen under number 682.594.839 RPR/RPM (Brussels). It is an insurance company authorised (under number 3094) and supervised by the National Bank of Belgium. Its company Reference Number(s) and other details can be found on www.nbb.be. Website address: www.lloydseurope.com. E-mail: lloydseurope.info@lloyds.com.Bank details: Citibank Europe plc Belgium Branch, Boulevard General Jacques 263G, Brussels 1050, Belgium - BE46570135225536.

**INFORMATION:**    The following information was provided to insurer(s) to support the assessment of the risk at the time of underwriting:

K2 IMI Proposal Form

Dawn Global Limited Group Accounts

Dawn Global Structure Overview

Tema Annual Report 2024

Fund Commentary – September 2024



**(RE)INSURER'S**
**LIABILITY:**    In respect of Lloyd's Insurance Company S.A Security only:

<u>**LSW1001 – SEVERAL LIABILITY NOTICE**</u>

The subscribing insurers' obligations under contracts of insurance to which they subscribe are several and not joint and are limited solely to the extent of their individual subscriptions. The subscribing insurers are not responsible for the subscription of any co-subscribing insurer who for any reason does not satisfy all or part of its obligations.

**In respect of all non-Lloyd's Insurance Company S.A Security Insurers**

<u>**LMA 3333 (RE)INSURER'S LIABILITY CLAUSE**</u>

**(RE)Insurer's Liability Several Not Joint**

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

**Proportion of liability**
Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



**(RE)INSURER'S**
**LIABILITY**
**(Continued):**     Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

**ORDER HEREON:**     100% of 100%



---

## COVERAGE HAS BEEN EFFECTED WITH

**Signed Line:**    **Security:**

100.0000%    K2 Financial Ltd - B1894CONK2MROW24 (S1) 2024 *for and on behalf of:*

|  | 26.8090% | Lloyd's Syndicate 3000 MKL |
|---|---|---|
|  | 14.8940% | Lloyd's Syndicate 0457 MRS |
|  | 21.2770% | Lloyd's Syndicate 1458 RNR |
|  | 18.5100% | Lloyd's Syndicate 4444 CNP |
|  | 18.5100% | Lloyd's Syndicate 1084 CSL |

100.0000%    Total placed hereon, in respect of the above order.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



This Broker Insurance Document is our confirmation to you that a contract of Insurance has been effected with the Insurers listed hereon, using the information which you have provided and/or agreed. Please examine this Broker Insurance Document carefully to confirm that cover has been arranged in accordance with your requirements and that the Insurers are acceptable: please advise us immediately if this is not the case. This document is not your contract of Insurance, but is evidence of the terms and conditions of the contract.

## DUTY OF FAIR PRESENTATION

If your policy is subject to English law you are required to make a fair presentation of the risk to Insurers which discloses every material circumstance which you know or ought to know relating to the risk to be insured. This includes information known by your senior management and those responsible for arranging your insurance as well as information which would reasonably have been revealed by a reasonable search of information available to you. A circumstance is material if it would influence the judgment of a prudent insurer in determining whether to provide insurance for the risk and, if so, on what terms.

Disclosure must be reasonably clear and accessible to a prudent insurer. Material representations of fact must be substantially correct and material representations of expectation/belief must be made in good faith.

Failure to comply with the duty of fair presentation could mean that the policy is void or that Insurers are not liable to pay all or part of your claim(s). If you are in any doubt as to what may constitute a fair presentation, please feel free to contact us and we will endeavour to assist you.

If your policy is not subject to English law you are expected to disclose risk information in accordance with the requirements of the applicable law. In such circumstances we expect you will disclose risk information at least equal to the standard required under English law and where the applicable law requires you to disclose information over and above the level required under English law you will provide such information in accordance with that law.

For and on behalf of
Arthur J. Gallagher (UK) Limited

Authorised Signatory

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



## <u>COMPLAINTS PROCEDURE NOTICE</u>

Whilst we make every effort to maintain the highest standards, we recognise that there may be occasions when we fail to satisfy the particular requirements of our customers. We therefore, have in place, procedures to investigate and remedy any areas of concern.

If you wish to register a complaint, in first instance you should contact your Account Executive.

Alternatively, you can contact the complaints team direct on:

E-mail: gallagher.complaints@ajg.com

Tel: 0141 285 3539 or

Complaints Team
Spectrum Building,
55 Blythswood Street,
Glasgow,
G2 7AT.

Once we receive your complaint, we undertake to:

•      Try and resolve the complaint within 3 working days and write to you confirming if we have done so;

•      Acknowledge any formal complaints promptly;

•      Respond fully to your concern or complaint within four weeks or less.

If for any reason this is not possible, we will write to you to explain why we have been unable to conclude the matter quickly. If we have been unable to resolve your complaint in eight weeks, we will write to you explaining the reason as to why this has not been possible.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



## <u>CLAIMS NOTICE</u>

In the event of loss or damage likely to involve a claim under this Insurance, immediate notice should be given to:

Gallagher Claims Division
Arthur J Gallagher
67 Lombard Street,
London
EC3V 9LJ
Telephone:      020 7560 3000
Email:   UK.Specialty.Claims.ProfessionalRisks@ajg.com

If the Insured shall make any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Contract shall become void and all claims hereunder shall be forfeited.



## PREMIUM PAYMENT CLAUSE

Notwithstanding any provision within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers within the number of days specified in the Premium Payment Terms (or, in respect of instalment premiums, when due).

If the premium due under this contract has not been so paid to (Re)Insurers within the agreed timescale (and, in respect of instalment premiums, by the date they are due) (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured as outlined in the Notice of Cancellation Provisions. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

LSW3001 (amended)



## SPECIAL CANCELLATION CLAUSE

In the event that an Insurer:

(a)     ceases underwriting (wholly) or formally announces its intention to do so, or

(b)     is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement, or

(c)     has its authority to carry on Insurance business withdrawn, or

(d)     rating falls below "A-" Standard and Poors or "A-" AM Best

the Insured may terminate that Insurer's participation on this risk forthwith by giving notice and the premium payable to that Insurer shall be pro rata to the time on risk unless there is a claim or circumstance, in which event the premium is fully earned.

NMA 2975 (Amended)





## INVESTMENT MANAGEMENT AND TECHNOLOGY LIABILITY INSURANCE POLICY

### DECLARATIONS

**Item 1: Named Insured**                     Tema ETF Trust

**Named Insured Address**                      2nd Floor, The Le Gallais Building, 54 Bath
                                               Street, St Helier, Jersey JE1 1FW

**Item 2: Limits of Liability**

Insuring Agreement A (Investment Manager        Not Included
Management Liability):

Insuring Agreement B (1) (Fund Liability):      USD 5,000,000

Insuring Agreement B (2) (Fund Liability):      USD 5,000,000

Insuring Agreement B (3) (Fund Liability):      USD 5,000,000

Insuring Agreement B (4) (Fund Liability):      USD 5,000,000

Insuring Agreement C (1) (Investment Manager    Not Included
Professional and Technology Services Liability):

Insuring Agreement C (2) (Insured Fund Professional  USD 5,000,000
and Technology Services Liability):

Insuring Agreement D (Outside Director Liability):   Not Included

Optional Insuring Agreement E (Employment            Not Applicable
Practices Liability):

Optional Insuring Agreement F (Fiduciary / Pension   Not Applicable
Trustee Liability):

**Overall Policy Aggregate Limit of Liability:**      **USD 5,000,000**

**Extensions**

1. Estate and Representatives:                    Included
2. Spousal and Domestic Partners:                 Included
3. Extended Reporting Period:                     Included
4. Extended Reporting Period for Retired Insured  Included
Persons:
5. New Funds:                                     Included

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



## Optional Extensions

| | |
|---|---|
| 1. Difference in Conditions: | Not Included |
| 2. Mitigation / Cost of Correction: | Included |
| 3. Lost Documents: | Included |
| 4. Fund Indemnification: | Not Included |
| 5. Scheduled AIFMD Special Limit of Liability: | Not Included |
| 6. Special Excess Protection for Non-Executive Directors: | Included |
| 7. Reinstatement of "Side A" Limit: | Not Included |
| 8. Informal Investigation Costs: | Included |
| 9. Pre-Claim Costs: | Included |
| 10. Regulatory Crisis Event Costs: | Included |
| 11. Self-Reporting and Whistleblowing Costs: | Included |
| 12. Derivative Investigation Costs: | Included |
| 13. Court Attendance: | Included |
| 14. Extradition, Asset and Liberty Protection: | Included |
| 15. Public Relations / Crisis Containment Expenses: | Included |
| 16. Non-Party Witness Cover | Included |
| 17. Employed Lawyers Cover | Included |
| 18. UK Senior Managers and Certification Regime Cover | Included |

## Item 3: Retentions

| | |
|---|---|
| Insuring Agreement A(1) (Investment Manager Management Liability): | Nil |
| Insuring Agreement A(2) (Investment Manager Management Liability): | Not Included |
| Insuring Agreement A(3) (Investment Manager Management Liability): | Not Included |
| Insuring Agreement B(1)(Fund Liability): | USD 100,000 however USD 150,000 in respect of claims brought in the USA |
| Insuring Agreement B(2) (Fund Liability): | USD 100,000 however USD 150,000 in respect of claims brought in the USA |
| Insuring Agreement B(3)(Fund Liability): | USD 100,000 however USD 150,000 in respect of claims brought in the USA |
| Insuring Agreement B(4)(Fund Liability): | USD 100,000 however USD 150,000 in respect of claims brought in the USA |
| Insuring Agreement C (1) (Investment Manager and Fund Professional Liability): | Not Included |
| Insuring Agreement C (2) (Investment Manager and Fund Professional Liability): | USD 100,000 however USD 150,000 in respect of claims brought in the USA |
| Insuring Agreement D (Outside Director Liability): | Not Included |

## Optional Insuring Agreements:

| | |
|---|---|
| Insuring Agreement E (Employment Practices Liability): | Not Applicable |



Insuring Agreement F (Fiduciary / Pension Trustee     Not Applicable
Liability):

**Item 4: Policy Period**
From:   27th December 2023
To:       26th December 2024
 Both days inclusive, local standard time at
 Named Insured Address above

**Item 5: Extended Reporting Period**

| | |
|---|---|
| 60 days | No Additional Premium |
| 12 months | 100% Additional Premium |
| 24 months | 175% Additional Premium |
| 72 months | 250% Additional Premium |

**Item 6: Prior Policy**                          Not Applicable

**Item 7: Scheduled AIFM Special Limit of**       Not Applicable
**Liability:**

**Item 8: AIFM Premium:**                         Not Applicable

**Item 9:**

**Non-Executive Director Special Excess Limit**   USD 1,000,000 in the aggregate for each **Non-Executive Director**.

**Non-Executive Director Special Excess**         USD 3,000,000 in the aggregate for all **Non-**
**Aggregate Limit**                               **Executive Directors** combined, or Overall
                                                   Policy Aggregate Limit of Liability, whichever is
                                                   the lesser

**Item 10: Prior and Pending Litigation Date:**   Not Applicable



**Item 11: Governing Law:**    The construction, interpretation and meaning of the terms, limitations and conditions of this Policy, the existence and formation of the Policy and all other matters arising out of or relating to this Policy shall be determined in accordance with the laws of England and Wales, without giving regard or giving effect to conflicts of law principles, and each party hereby irrevocably submits to the exclusive jurisdiction of England and Wales, to hear and determine any dispute arising hereunder. Each of the parties to this Policy agree to commence any action, suit or proceeding relating to this Policy either in the Courts of England or Wales, if such suit, action or proceeding may not be brought in such court for jurisdictional reasons, in England and Wales.

**Item 12: Policy Premium**    USD 35,000 (100% for Policy Period.)




**INVESTMENT MANAGEMENT INSURANCE POLICY**


This Policy is issued on behalf of K2 Financial 9375 (herein the "Insurer").

In consideration of the payment of or promise to pay the premium and subject to all of the provisions of this Policy and any endorsements thereto, the Insurer and the **Insured** agree as follows.

THIS IS A CLAIMS MADE AND REPORTED POLICY. EXCEPT AS OTHERWISE PROVIDED, THIS POLICY ONLY COVERS **CLAIMS** FIRST MADE AGAINST AN **INSURED** DURING THE **POLICY PERIOD** (OR AN EXTENDED REPORTING PERIOD IF APPLICABLE) AND REPORTED TO THE INSURER PURSUANT TO SECTION VI. (NOTIFICATION OF ANY CLAIM OR CIRCUMSTANCE) OF THIS POLICY.

**I.     INSURING AGREEMENTS:**

**A.     INVESTMENT MANAGER MANAGEMENT LIABILITY**

  (1)     The Insurer shall pay, on behalf of any **Insured Person**, **Loss** which is not indemnified by the **Investment Manager** arising from **Claims** against such **Insured Person** for **Wrongful Acts**.

  (2)     The Insurer shall pay, on behalf of the **Investment Manager**, **Loss** which the **Investment Manager** pays as indemnification to any **Insured Person** arising from **Claims** against such **Insured Person** for **Wrongful Acts**.

**B.     FUND LIABILITY**

  (1)     The Insurer shall pay, on behalf of any **Insured Person**, **Loss** which is not indemnified by the **Insured Fund** arising from **Claims** against such **Insured Person** for **Wrongful Acts**.

  (2)     The Insurer shall pay, on behalf of any **Insured Fund**, **Loss** which the **Insured Fund** pays as indemnification to any **Insured Person** arising from **Claims** made against such **Insured Person** for **Wrongful Acts.**

  (3)     The Insurer shall pay, on behalf of any privately owned or privately placed **Insured Fund**, **Loss** arising from **Claims** made against such **Insured Fund** for **Wrongful Acts**.

  (4)     The Insurer shall pay, on behalf of any publicly traded **Insured Fund** that is listed on a recognized stock exchange, **Loss** arising from **Claims** made against such **Insured Fund** for **Wrongful Securities Acts**.

**C.     INVESTMENT MANAGER AND FUND PROFESSIONAL LIABILITY**

  (1)     The Insurer shall pay, on behalf of the **Investment Manager**, **Loss** arising from **Claims** made against any **Insured** for **Wrongful Acts** solely in the performance of or failure to perform **Professional and Technology Services**.

  (2)     The Insurer shall pay, on behalf of the **Insured Fund**, **Loss** arising from **Claims** made against any **Insured Fund** for **Wrongful Acts** solely in the performance of or failure to perform **Professional and Technology Services**.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



## D. OUTSIDE DIRECTOR LIABILITY

The Insurer shall pay, on behalf of any **Insured Person**, **Loss** arising from **Claims** made against such **Insured Person** for **Wrongful Acts** while acting in the capacity of an **Outside Director**, in excess of:

(a) any indemnification actually provided to the **Outside Director** by the **Portfolio Company**; and

(b) any valid and collectible management liability (or equivalent) insurance issued to the **Portfolio Company** to which the **Insured Person** is entitled.

Such coverage will continue for an **Outside Director** if:

(1) such **Insured Person** ceases serving as an **Outside Director**; or

(2) the **Portfolio Company** for which the **Outside Director** is serving ceases to be a **Portfolio Company**,

but only for **Wrongful Acts** while serving as an **Outside Director**.

## OPTIONAL INSURING AGREEMENTS:

The following Insuring Agreements are applicable only when the Declarations page of this Policy records that such Insuring Agreements have been purchased.

## E. EMPLOYMENT PRACTICES LIABILITY

The Insurer shall pay, on behalf of any **Insured**, **Loss** arising from **Claims** made against such **Insured** for **Wrongful Employment Acts**.

## F. FIDUCIARY / PENSION TRUSTEE LIABILITY

The Insurer shall pay, on behalf of any **Insured**, **Loss** arising from **Claims** made against such **Insured** for **Wrongful Employee Benefit Acts**.

## EXTENSIONS

## 1. ESTATE AND REPRESENTATIVES

Subject otherwise to the terms of this Policy, the definition of **Insured Person** shall be deemed extended to include:

(i) the estates, heirs, or legal representatives of any deceased **Insured Person;** and

(ii) the legal representatives of any **Insured Person** in the event of incompetence, insolvency or bankruptcy,

for a **Claim** for a **Wrongful Act** committed by that **Insured Person.**

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



2.    **SPOUSAL AND DOMESTIC PARTNERS**

Subject otherwise to the terms of this Policy, the definition of **Insured Person** shall be deemed extended to include the lawful spouse or domestic partner (whether such status is derived by reason of statutory law, common law or otherwise of any applicable jurisdiction in the world) of an **Insured Person**, for a **Claim** made against them arising solely out of his or her status as the spouse or domestic partner of an **Insured Person** and for a **Wrongful Act** committed by that **Insured Person**, including a **Claim** that seeks damages recoverable from marital community property or property jointly held or transferred from the **Insured Person** to such lawful spouse or domestic partner.

3.    **EXTENDED REPORTING PERIOD**

(a)    If this Policy is cancelled or not renewed by the **Named Insured** or not renewed by the Insurer, then the **Named Insured** (on behalf of all **Insureds**) shall have the right:

(i)    automatically of sixty (60) days at no additional premium; or

(ii)   of any of the periods shown in Item 5 of the Declarations upon payment of an additional premium calculated at the applicable percentage(s) specified therein of the total annual premium for this Policy,

to an Extension of the coverage granted by this Policy with respect to any **Claim** first made during the period of time set forth in Item 5. of the Declarations after the effective date of such cancellation or, in the event of such non-renewal or refusal to renew, after the Policy expiration date, but only with respect to:

(1)    any **Wrongful Acts;** or

(2)    any **Insured Events** concerning matters, occurring or arising,

before the date of cancellation or expiration.

If the period set forth in (a) (ii) above is purchased by the **Named Insured**, the period set forth in (a) (i) above shall be part of and not in addition to the set forth in (a) (ii) above.

(b)    In order to purchase the **Extended Reporting Period**, the total premium for this Policy must have been paid. The right to purchase the **Extended Reporting Period** shall terminate unless written notice together with full payment of the premium for the **Extended Reporting Period** is given to the Insurer within sixty (60) days of cancellation or refusal to renew. If such notice and premium payment is not given to the Insurer within this time, there shall be no right to purchase the **Extended Reporting Period**.

(c)    If the **Extended Reporting Period** is purchased, the entire premium therefore shall be deemed earned at its commencement.

(d)    The exercise of the **Extended Reporting Period** shall not in any way increase the **Limits of Liability** of the Insurer as shown in Item 2. of the Declarations.

(e)    The rights contained in this Section of this Policy shall not apply to any cancellation resulting from the non-payment of premium.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



4.      **EXTENDED REPORTING PERIOD FOR RETIRED INSURED PERSONS**

If this Policy is cancelled or not renewed by the **Named Insured** or not renewed by the Insurer and the **Named Insured** does not renew or replace this Policy with any other policy affording management liability cover or where such renewal or replacement policy does not provide cover for **Retired Insured Persons** and an **Extended Reporting Period** is not elected as provided for in Extension 3 (Extended Reporting Period) above, an **Extended Reporting Period** of ten (10) years will be provided under this Policy during which time written notice may be given to the Insurer of any **Claim** first made against any **Retired Insured Person** during such period which is otherwise covered by this Policy, but only with respect to:

(a)      any **Wrongful Acts;**

(b)      any **Insured Events** concerning matters, occurring or arising,

whilst a **Retired Insured Persons** was an **Insured Person** and was acting in that capacity.

5.      **NEW FUNDS**

In the event the **Insured Organization** creates, merges with or acquires a new **Insured Fund**, coverage will automatically be provided under the Policy for **Loss** arising from **Wrongful Acts** subsequent to such creation, merger or acquisition if:

(a)      the offering size of any newly created **Insured Fund** does not exceed two hundred per cent (200%) of the largest **Insured Fund** existing at the time of this Policy's inception; and

(b)      the investment objectives of the new **Insured Fund**, as disclosed in the prospectus, private placement memorandum, offering circular or similar offering document, do not differ materially from the investment objective of those **Insured Funds** already disclosed to the Insurer;

(c)      the new **Insured Fund** is not listed on a recognized stock exchange.

Where such new **Insured Fund** does not meet (a) above, but otherwise complies with the foregoing criteria, coverage will be afforded for **Loss** arising from **Wrongful Acts** subsequent to such creation, merger or acquisition under this Policy in respect of the new **Insured Fund** for any **Claims** first made within ninety (90) days of the effective date of such creation, merger or acquisition.

After ninety (90) days, coverage under this Policy in respect of such new **Insured Fund** shall only be provided if:

(a)      written notice of such transaction or event was given to the Insurer by the **Named Insured**; and

(b)      the **Named Insured** provides the Insurer with such reasonable information in connection therewith as the Insurer deems necessary; and

(c)      the **Named Insured** accepts any special terms, conditions, exclusions or additional premium charge as may be reasonably required by the Insurer.



**OPTIONAL EXTENSIONS:**

The following Optional Extensions are applicable only when the Declarations page of this Policy records that such Optional Extensions have been included, and then subject to the terms and conditions for each such additional coverage.

**Coverage Extensions applying to all Insuring Agreements:**

1.    **DIFFERENCE IN CONDITIONS**

If the Insurer is not liable for **Loss** under this Policy, but cover for the same **Loss** would have been available to any **Insured** based upon the terms, conditions and exclusions of the **Prior Policy**, then this Policy shall provide cover in accordance with the terms, conditions and exclusions of the **Prior Policy** with regard to that **Loss**.

If the amount of any sub-limit under the **Prior Policy** for any **Loss** is greater than any sub-limit provided by this Policy for the same **Loss**, then the sub-limit under this Policy for such **Loss** shall be increased to the same amount as that provided under the **Prior Policy**.

The Declarations shall be deemed to be amended accordingly in accordance with this provision with respect to the relevant **Loss**.

In no way shall this Optional Extension serve to cover any difference in conditions clause in the **Prior Policy** or increase the Overall Policy Aggregate Limit of Liability, as set forth in Item 2. of Declarations of this Policy, or the **Limits of Liability**. All sub-limits payable under this Policy shall be part of, and not in addition to, the applicable **Limit of Liability**.

For the purposes of this Optional Extension, **Prior Policy** shall mean the policy stated in Item 6 of the Declarations.

**Coverage Extensions applying to Insuring Agreement C only (Investment Manager and Fund Professional and Technology Liability) only:**

2.    **MITIGATION / COST OF CORRECTION**

The Insurer will indemnify the **Insured** for **Mitigation / Cost of Correction**.

For the purposes of this Optional Extension, **Mitigation / Cost of Correction** means any payment(s) or settlement payment(s) made by the **Insured** (including reasonable fees, costs and expenses incurred by the **Insured**):

(a)    in preventing, mitigating, settling, rectifying or compromising **Loss** which could otherwise arise out of a potential **Claim** against the **Insured** that would be covered under this Policy (or **Loss** that could otherwise have been suffered but for the existence of a provision in an investment management agreement or other agreement in accordance with Optional Extension 4 (Fund Indemnification) that would be covered by this policy, if included) for any **Wrongful Act**; and



(b)     as a direct result of action taken to correct a **Wrongful Act**, including such payment(s) or settlement payment(s) representing the amount of diminution in value of any assets managed for any investor(s), client(s) or customer(s) of the **Insured Organization** resulting from any **Wrongful Act**, where such **Wrongful Act** could, in the absence of such action, give rise to a **Claim** covered by this Policy being made against the **Insured** (or which could have been made but for the existence of a provision in an investment management agreement or other agreement in accordance with Optional Extension 4 (Fund Indemnification), if included) for **Loss**,

provided that:

(i)     any payment(s) or settlement payment(s) made by the **Insured** shall not exceed the amount of **Loss** which would have been payable by the Insurer had a **Claim** been made against the **Insured** (or which could have been made but for the existence of a provision in an investment management agreement or other agreement in accordance with Optional Extension 4 (Fund Indemnification)); and

(ii)    the burden of proving that any such **Loss** in accordance with sub-clauses (a) or (b) above as a result of such **Claim** would have been covered under this Policy shall rest with the **Insured**.

Payment under this Optional Extension shall form part of, and not be in addition to, the **Limit of Liability**.

3.      **LOST DOCUMENTS**

The Insurer shall pay, on behalf of any **Insured**, **Loss** arising from **Claims** made during the **Policy Period** arising from **Documents** within the **Insured's** care, custody or control, or alleged to have been in the **Insured's** care custody or control, being destroyed, damaged, lost or misplaced.

If during the **Policy Period** (or **Extended Reporting Period**, if applicable) the **Insured** discovers that any **Documents** that were in its care, custody or control have been destroyed, damaged, lost or misplaced, then the Insurer shall pay on behalf of the **Insured** all costs, charges and expenses of whatsoever nature incurred by or on behalf of the **Insured** in replacing such **Documents**.

**No Retention shall apply to this Optional Extension.**

Payment under this Optional Extension shall form part of, and not be in addition to, the **Limit of Liability**.

4.      **FUND INDEMNIFICATION**

If any **Claim** against any **Insured** is not pursued solely by reason of any limitation, defense, hold harmless, waiver, exculpation, exoneration or indemnity provision in an investment management agreement, service level agreement or other agreement, this Policy shall nevertheless pay such sum that, in the absence of such provision, would have constituted **Loss** resulting from such a **Claim** being made and which would otherwise be covered under this Policy, provided that the **Insured** shall comply with all other terms and conditions of this Policy that would have been applicable in the event of such **Claim** being pursued.

Payment under this Optional Extension shall form part of, and not be in addition to, the **Limit of Liability**.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



**5. SCHEDULED AIFM SPECIAL LIMIT OF LIABILITY**

Subject to VIII. General Conditions F (Order of Payments), in the event of any payment of **Loss** by the Insurer under this Policy which erodes or exhausts the **Limit of Liability** by reason of a **Loss** relating to any **Insured** (other than the **Scheduled AIFM**), the Scheduled AIFM Special Limit of Liability as shown at Item 7 of the Declarations shall automatically apply under Insurance Agreement C in respect of the **Scheduled AIFM** as to the amount of such erosion or exhaustion, provided always that:

(a)    an additional premium shall become payable within sixty (60) days of the Insurer paying (or agreeing to pay) the **Loss** that reduced the **Limit of Liability**. The additional premium shall be calculated at pro rata of the AIFM Premium as shown at Item 8 of the Declarations as to the amount of such erosion or exhaustion (such amount of erosion or exhaustion being no more than the Scheduled AIFM Special Limit of Liability);

(b)    the Insurer's aggregate liability under this Optional Extension for all payments shall not exceed the Scheduled AIFM Special Limit of Liability;

(c)    in the event that the **Insured** has additional insurance(s) in excess of the Limit of Liability for Insurance Agreement C, this Optional Extension will only apply when all other valid and collectible insurance to the benefit of the **Scheduled AIFM** has been exhausted;

(d)    the Scheduled AIFM Special Limit of Liability shall only provide cover for a **Claim** which is totally unrelated to the first **Claim** which led to the Scheduled AIFM Special Limit of Liability being applied and shall only cover those professional liability risks or any acts, errors or omissions as listed in the Alternative Investment Fund Managers Directive 2011/61/EU of the European Parliament.

This Optional Extension is only available to the **Scheduled AIFM** and under no circumstances shall it be available to any other **Insured**.

**Extensions applying to Insuring Agreements A (Investment Manager Management Liability) and B (Fund Liability) only:**

**6. SPECIAL EXCESS PROTECTION FOR NON-EXECUTIVE DIRECTORS**

If an **Insured Organization** is unable to indemnify any **Non-Executive Director**, the Insurer will pay the **Loss** of such **Non-Executive Director**, arising from a **Claim** first made against that **Non-Executive Director** during the **Policy Period** (or an **Extended Reporting Period**, if applicable), up to the Non-Executive Director Special Excess Limit, as shown in the Declarations when:

(i)    the **Limit of Liability**; and

(ii)    all other applicable valid and collectible management liability insurance, whether specifically written as excess over the **Limit of Liability** of this Policy or otherwise; and

(iii)    all other indemnification for **Loss** available to such **Non-Executive Director**,

for that **Claim** have all been exhausted.

The Insurer's liability under this Optional Extension 6. for all **Non-Executive Directors** is subject to the Non-Executive Director Special Excess Aggregate Limit as shown in Item 9. of the Declarations.



If for any reason (including but not limited to insolvency) an **Insured Organization** fails or refuses to advance, pay or indemnify covered **Loss** of a **Non-Executive Director** within the applicable Retention, if any, then the Insurer shall advance such amounts on behalf of the **Non-Executive Director** until either (i) an **Insured Organization** has agreed to make such payments, or (ii) the Retention has been satisfied. In no event shall any such advancement by the Insurer relieve any **Insured Organization** of any duty it may have to provide advancement, payment or indemnification to any **Non-Executive Director**.

Advancement, payment or indemnification of a **Non-Executive Director** by an **Insured Organization** is deemed "failed" if it has been requested by a **Non-Executive Director** in writing and has not been provided by, agreed to be provided by or acknowledged as an obligation by an **Insured Organization**, within sixty (60) days of such request; and advancement, payment or indemnification by an **Insured Organization** is deemed "refused" if such **Insured Organization** gives a written notice of the refusal to the **Non-Executive Director**. Advancement, payment or indemnification of a **Non-Executive Director** by an **Insured Organization,** shall only be deemed "failed" or "refused" to the extent such advancement, payment or indemnification is not provided, or agreed to be provided, or acknowledged by and collectible from an **Insured Organization.** Any payment or advancement by the Insurer within an applicable Retention shall apply towards the exhaustion of the Limit of Liability.

**7.     REINSTATEMENT OF "SIDE A" LIMIT**

In the event that the Insurer pays **Loss** under Insuring Agreement A (2) or B (2), the **Limit of Liability** shall be reinstated once during the **Policy Period** in respect of Insuring Agreement A (1) and B (1) only, by an amount equal to such payment, subject always to the terms and conditions of this Policy.

Any **Loss** paid in respect of this Optional Extension shall be unrelated to the event that led to the first **Loss** paid under Insuring Agreement A(2) or B(2). The total of all reinstatements made under this Optional Extension shall be limited to an amount equal to the **Limit of Liability** in respect of Insuring Agreements A and/or B, as applicable.

**Costs and Expenses Extensions applying to all Insuring Agreements:**

**8.     INFORMAL INVESTIGATION COSTS**

The Insurer will pay the **Informal Investigation Costs** of an **Insured** arising from an **Informal Investigation** of any **Insured Person** first brought during the **Policy Period**.

The Insurer will pay the **Informal Investigation Costs** of an **Insured Organization** arising from an **Informal Investigation** of the **Insured Organization** first brought during the **Policy Period**, but only if and after such **Informal Investigation** becomes a **Formal Investigation**, or a formal civil, judicial, administrative or regulatory proceeding.

Payment under this Optional Extension shall form part of, and not be in addition to, the **Limit of Liability**.

**9.     PRE-CLAIM COSTS**

The Insurer will pay the **Pre-Claim Costs** of any **Insured** arising from a **Noticed Matter**.

Payment under this Optional Extension shall form part of, and not be in addition to, the **Limit of Liability**.



## 10.    REGULATORY CRISIS EVENT COSTS

The Insurer will pay the **Regulatory Crisis Event Costs** of any **Insured** arising from a **Regulatory Crisis Event** that first takes place during the **Policy Period**.

Payment under this Optional Extension shall be subject to a sub-limit of USD 1,000,000 in the aggregate (which shall form part of, and not be in addition to, the **Limit of Liability**). Except as otherwise indicated in Item 3 of the Declarations, the Retention applying to Insurance Agreement C (Investment Manager and Fund Professional Liability) shall apply.

For the purposes of this Optional Extension, **Regulatory Crisis Event Costs** means reasonable fees, costs, and expenses, incurred by or on behalf of an **Insured Person**, acting in the capacity of an **Insured Person**, for the principal purpose of retaining legal or professional advisors to represent or provide legal or professional advice to an **Insured Person**.

**Regulatory Crisis Event Costs** shall not include remuneration of any **Insured Person**, cost of their time or costs or overheads of any **Insured Organization.**

Furthermore, for the purposes of this Optional Extension, **Regulatory Crisis Event** means:

(a)    a raid on, or on-site visit to any **Insured** by a regulatory body that involves the production, review, copying or confiscation of documents or interviews of any **Insured Persons**; or

(b)    a public announcement relating to (a) above.

**Regulatory Crisis Event** shall not mean or include a **Formal Investigation** or **Informal Investigation**.

## 11.    SELF-REPORTING AND WHISTLEBLOWING COSTS

The Insurer will pay the **Self-Reporting Costs** of any **Insured Person** arising from a **Self-Reporting Procedure** first brought during the **Policy Period**.

Payment under this Optional Extension shall be subject to a sub-limit of USD 1,000,000 in the aggregate (which shall form part of, and not be in addition to, the **Limit of Liability**). Except as otherwise indicated in Item 3 of the Declarations, a Retention shall apply when applying this Optional Extension to Insuring Agreement C (Investment Manager and Fund Professional and Technology Liability).

For the purposes of this Optional Extension**, Self-Reporting Costs** means reasonable fees, costs and expenses incurred by an **Insured Person**, acting in the capacity of an **Insured Person**, in order to retain legal advisors for the purpose of obtaining legal advice including but not limited to any legal advice:

(a)    on the strategy for dealing with the findings;

(b)    on how to approach and negotiate with any applicable regulatory body;

(c)    on the application of and challenge to restraint orders;

(d)    in relation to confiscation proceedings.



Self-Reporting Costs shall not include remuneration of any **Insured Person**, cost of their time or costs or overheads of any **Insured Organization**.

Furthermore, for the purpose of this Optional Extension, **Self-Reporting Procedure** means any legally obligated internal enquiry, including as a result of a whistleblowing procedure, by the **Insured Organization** into its own affairs, its own conduct or any conduct, misconduct (or possible misconduct) of an **Insured Person**:

(a)     which could result in a formal written notification being made to a regulatory body informing them of an actual or suspected material breach of an **Insured Person's** legal or regulatory duties; or

(b)     if and to the extent such internal inquiry is requested by a regulatory body;

**Self-Reporting Procedure** shall not include any non-legally obligated procedure, routine or regularly scheduled regulatory or internal supervision, inspection, compliance, review, examination, production or audit, including any request for mandatory information from a regulated entity, conducted in an **Insured's** and/or regulatory body's normal review or compliance process.

As used herein, 'routine' means being both (a) one of a regular series of reviews carried out according to a predetermined periodic schedule; and (b) of a type, nature and scope that is common to all entities engaged in the same regulated activities of the **Insured**.

## 12.     DERIVATIVE INVESTIGATION COSTS

The Insurer will pay the **Derivative Investigation Costs** of any **Insured Organization** arising from a **Derivative Investigation** first brought during the **Policy Period.**

Payment under this Optional Extension shall be subject to a sub-limit USD 1,000,000 in the aggregate (which shall form part of, and not be in addition to, the **Limit of Liability**). Except as otherwise indicated in Item 3 of the Declarations, a Retention shall apply when applying this Optional Extension to Insuring Agreement C (Investment Manager and Fund Professional and Technology Liability).

For the purposes of this Optional Extension, **Derivative Investigation Costs** means reasonable costs, charges, fees and expenses consented to by the **Insurer** and incurred by an **Insured Organization**, or on behalf of an **Insured Organization** by its board of directors (or the equivalent management body) or any committee of the board of directors (or equivalent management body), in connection with a **Derivative Investigation**. **Derivative Investigation Costs** shall not include the remuneration of any **Insured Person,** cost of their time or costs or overheads of any **Insured Organization.**

Furthermore, for the purpose of this Optional Extension, **Derivative Investigation** means any investigation conducted by an **Insured Organization**, or by its board of directors (or the equivalent management body) or any committee of the board of directors (or equivalent management body), as to how an **Insured Organization** should respond to a written demand by a shareholder of an **Insured Organization** upon its board of directors (or equivalent managing body) asking the **Insured Organization** to bring a civil proceeding in a court of law against any **Insured Person** of that **Insured Organization** for damages for a **Wrongful Act**.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



**13.    COURT ATTENDANCE**

The Insurer will pay to the **Insured Organization** as compensation, USD 500 (five hundred dollars) per day (or other currency equivalent) for each day (or part thereof) on which an **Insured Person** has been required to and has attended court as a witness in connection with a **Claim** notified under and covered by this Policy. The Retention is not applicable to this Optional Extension.

Payment under this Optional Extension shall form part of, and not be in addition to, the **Limit of Liability**.

**Costs and expenses Extensions applying to Insuring Agreements A and B (Management and Fund Liability) and D (Outside Director Liability):**

**14.    EXTRADITION, ASSET AND LIBERTY PROTECTION**

The Insurer will pay the **Extradition, Asset and Liberty Expenses** of each **Insured Person** arising from an **Extradition, Asset and Liberty Proceeding** first commenced during the **Policy Period**.

**15.    PUBLIC RELATIONS / CRISIS CONTAINMENT EXPENSES**

The Insurer will pay the **Public Relations / Crisis Containment Expenses** of each **Insured**.

For the purposes of this Optional Extension, **Public Relations / Crisis Containment Expenses** means the reasonable fees, costs and expenses incurred by or on behalf of an **Insured** for any public relations consultant to be:

(a)    retained by an **Insured Person** to mitigate the adverse effect or potential adverse effect on that **Insured Person's** reputation from a **Claim** first made during the **Policy Period**, including by disseminating findings made in a final judicial disposition of that **Claim** which exonerates the **Insured Person** from fault, liability or culpability;

(b)    retained by an **Insured** directly to mitigate the adverse effect or potential adverse effect on that **Insured's** reputation from a **Claim** first made during the **Policy Period** due to negative publicity regarding alleged business practices posted in the media, including on internet based social media platforms or websites.

Payment under this Optional Extension shall be subject to a sub-limit of USD 250,000 per **Insured Person** but USD 1,000,000 in the aggregate for all **Insured Persons** (which shall form part of and not be in addition to the **Limit of Liability**). No Retention is applicable to this Optional Extension.

**16.    NON-PARTY WITNESS COVER**

The Insurer will pay the reasonable legal fees, costs and expenses incurred by an **Independent Director** in his or her capacity as a non-party witness (provided that said testimony arises out of or is related to the **Independent Director's** capacity as a director or trustee of an **Insured Fund**) to any lawsuit or investigation first brought in the **Policy Period** against:

(1)    the **Insured Organization**; or

(2)    any outside service provider of an **Insured Fund**, solely in respect of services to such **Insured Fund**;

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



Any such fees, costs and expenses incurred under this Optional Extension shall be subject to the Retention set forth in the Declarations for Insuring Agreement B (2) (Fund Liability) if the **Insured Fund** indemnifies or is legally permitted to indemnify the **Independent Director**.

For the purposes of this Optional Extension, **Independent Director** means any individual who is a director or trustee of an **Insured Fund** and who is not an "Interested Person" within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 (as amended).

Payment under this Optional Extension shall form part of, and not be in addition to, the **Limit of Liability**.

17. **EMPLOYED LAWYERS COVER**

    It is hereby understood and agreed that:

    (1)    The term **Insured Person**, as defined in the Definitions of this Policy, is amended to include any **Employed Lawyer**, as defined below, while acting in their capacity as such.

    (2)    The term **Wrongful Act**, is amended to include any actual or alleged act, error, omission, misstatement, misleading statement or breach of duty by any **Employed Lawyer** in the rendering of, or failure to render, services for, or on behalf of, any **Insured Organization.**

    (3)    The term **Employed Lawyer** means any individual scheduled below, or any individual admitted to practice law who is, was or becomes a part-time or full-time employee of the **Insured Organization** for the purpose of providing legal services:

           XXXXXXXXXX

    (4)    Notwithstanding anything to the contrary contained in the Policy, no coverage will be available under this Policy for **Claims** made against any **Employed Lawyer** based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving:

           (a)    any **Wrongful Act** committed or allegedly committed prior to the **Employed Lawyer** becoming an employee of the **Insured Organization**;

           (b)    any **Wrongful Act** or any matter, fact, circumstance, transaction, or event which has been the subject of, or which is logically or causally connected to, any **Claims** made or notice given under any Policy of Insurance prior to XXXXXXXXXX; or

           (c)    any civil, criminal, administrative, or arbitration proceeding as to which any **Insured** has received written notice prior to XXXXXXXXXX or any matter, fact, circumstance, transaction, or event underlying or alleged in such proceeding.

    (5)    The Insurer's maximum aggregate limit of liability for all **Claims** against an **Employed Lawyer**, while acting in their capacity as such, shall be USD XXXXXXXXX, which amount shall be part of and not in addition to the Insurer's Maximum Aggregate Limit of Liability set forth in Item 2 of the Declarations.

    (6)    Solely with respect to **Claims** made against an **Employed Lawyer** under this Endorsement, the Retention applying to each **Claim** shall be that applying to Insuring Agreement C (Investment Manager and Fund Professional Liability), per Item 3 of the Declarations.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



(7)     Nothing in this Endorsement shall limit or preclude coverage to which an **Insured Person** would be entitled to under the Policy, but for this Endorsement.

Payment under this Optional Extension shall form part of, and not be in addition to, the **Limit of Liability**.

18.     **UK SENIOR MANAGERS & CERTIFICATE REGIME COVER**

It is hereby understood and agreed that the definition of **Insured Person** is extended to include the following:

(6)     natural person who was, is, or shall become approved by the Financial Conduct Authority (FCA) or Prudential Regulation Authority (PRA) to perform a senior management function as defined in section 59ZA of the Financial Services Markets Act (2000) or elsewhere on behalf of the Insured Organization or is providing temporary cover for a person approved to perform a senior management function on behalf of the **Insured Organization** as permitted by applicable FCA and PRA rules and guidance; or

(7)     natural person who has, had or comes to have a valid certificate to perform a specified function on behalf of the **Insured Organization** as defined in section 63E of FSMA (or who is performing such function prior to the date on which such certificate is required under FSMA) or elsewhere or is providing temporary cover for a person who is performing such function as permitted by applicable FCA and PRA rules and guidance.

All other terms and conditions remain unchanged.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



## II. EXCLUSIONS

**Exclusions applying to Insuring Agreements A to D, Optional Insuring Agreements E and F and any applicable Extension or applicable Optional Extension, if included, only:**

The **Insurer** shall not be liable to make any payment in connection with that part of **Loss** of any **Claim**:

A.   For bodily injury, sickness, disease, death, false arrest, false imprisonment, damage to or destruction of tangible property (including loss of the use thereof), assault, battery, invasion of privacy, emotional distress, libel, slander or defamation.

   This Exclusion shall not apply:

   (1)   with respect to a **Claim** for **Wrongful Employment Acts** under Insuring Agreement E, only, for assault, battery, invasion of privacy, emotional distress, libel, slander or defamation;

   (2)   to any **Claim** arising from:

      (i)   damage to, destruction of, or loss of use of, investor or client records or data in an **Insured's** possession or while under an **Insured**'s care, custody or control; or

      (ii)   direct or derivative **Claim** by, or on behalf of, a security holder, partner, member or creditor (including without limitation any bankruptcy or other insolvency estate or any trustee thereof) of an **Insured**, but solely in their capacity as such;

   (3)   to Optional Extension 3 (Lost Documents).

B.   Based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving:

   (1)   any demand, suit, action or other proceeding against the **Insured Organization**, any **Portfolio Company**, or any **Insured Person** which was first made on or before the Pending and Prior Litigation date stated in Item 10. of the Declarations (if any), or based upon or arising from the same or substantially similar facts, circumstances or allegations involved in such demand, suit, action or other proceeding;

   (2)   any **Wrongful Act** or any fact, circumstance or situation which has been the subject of any notice given prior to the **Policy Period** under any other policy or policies providing similar coverage of which this Policy is a renewal, or replacement; or

   (3)   any other **Wrongful Act**, fact, circumstance or situation, whenever occurring, which, together with a **Wrongful Act** which has been the subject of such prior notice, would constitute **Interrelated Wrongful Acts**.

C.   For any actual or alleged, or threatened existence, growth, release, discharge, dispersal, or escape of **Pollutants**, including any direction or request to test for, monitor, clean up, remove, contain, treat, detoxify, or neutralize **Pollutants**.

   However, this exclusion will not apply to:



(i)     a **Claim** against an **Insured Person** covered under Insuring Agreement A.(1) or B.(1).;

(ii)    any direct or derivative **Claim** by a person or entity in their capacity as security holder, lender or creditor (including without limitation any bankruptcy or other insolvency estate or any trustee thereof) of, or investor in, an **Insured Fund**, an **Investment Manager** or any real estate assets owned or invested in by an **Insured Fund** or any **Claim** by the Securities and Exchange Commission (or other similar governmental agency, authority or body); or

(iii)   any **Claim** against an **Insured** covered under Insuring Agreement C;

D.    for any dishonest, fraudulent or criminal act committed, or any personal profit or advantage gained by any **Insured** to which they were not legally entitled, if such dishonest, fraudulent or criminal act or personal profit or advantage is established by final adjudication in the underlying proceeding, including the exhaustion of all appeals, adverse to the **Insured.**

However, this exclusion shall not apply to that portion of any **Claim** alleging violations of Section 11, 12 or 15 of the Securities Act of 1933 as amended;

E.    for any actual or alleged violation of the responsibilities, obligations and duties imposed by ERISA or any similar federal, state, local or common law in connection with the activities of any **Insured** as a fiduciary for, or in the administration of, any pension and/or welfare plan sponsored, established, created or maintained for the benefit of the employees of an **Insured Organization** except: (i) with respect to any **Claim** under Optional Insuring Agreement E for retaliation for the filing for benefits under such laws; or (ii) to the extent that coverage is provided under Optional Insuring Agreement F;

F.    by or on behalf of any **Insured Organization**, provided, however, this exclusion shall not apply to:

(1)    a **Claim** brought by or on behalf of, a security holder, limited partner, member or other investor or by a creditor of an **Insured Organization** or a **Portfolio Company** whether directly or derivatively, who, when such **Claim** is made, is acting totally independent of and without the solicitation, active assistance, active participation, or active intervention of any other **Insured Organization**;

(2)    a cross-**Claim** or third-party **Claim** seeking contribution or indemnity which is part of, and results directly from, a **Claim** not otherwise excluded by this Policy;

(3)    a **Claim** brought by one or more natural person limited partners of an **Insured Organization** serving on management committees, advisory boards and similar committees formed pursuant to the **Insured Organization**'s articles of incorporation, bylaws, operating agreement, partnership agreement or similar document;

(4)    a **Claim** brought by or on behalf of, by any examiner, trustee (including but not limited to a litigation trustee), liquidator, administrator, receiver, rehabilitator, conservator, creditors' committee, shareholders' committee, other estate representative or any comparable authority (or any assignee thereof), of any **Insured Organization**;

(5)    a **Claim** brought by an **Insured** with respect to which failure to bring such **Claim**, in the written opinion of independent legal counsel, could reasonably result in liability to the **Insured** for failure to do so or brought to satisfy any fiduciary duty;



(6)     a **Claim** brought or maintained by, based upon, arising out of or relating to an **Insured Person** engaging in any protected activity specified in 18 U.S.C. 1514A(a) ("whistleblower protection pursuant to the Sarbanes-Oxley Act of 2002) or any protected activity specified in any other "whistleblower" protection pursuant to any federal, state, local or foreign laws;

(7)     a **Claim** by an **Insured Organization** formed and operating in a jurisdiction outside the United States of America, Canada or any other common law country, including any territories and possessions thereof (hereinafter Non-Common Law Jurisdiction), provided that such **Claim** is made and continuously maintained in a Non-Common Law Jurisdiction; or

(8)     any **Claim** brought independently by an **Insured Fund**.

G.     Based upon, arising out of, or attributable to **Wrongful Acts** by any **Insured Person** in their capacity with any entity other than the **Insured Organization**, a **Non-Profit Entity**, a **Portfolio Company** or any **Employee Benefit Plan**;

H.     Based upon, arising out of, or resulting from:

(1)     any actual or alleged violation of responsibilities, duties or obligations imposed by any federal, state or local statutory law or common law that governs wage, hour, and payroll policies and practices;

(2)     any actual or alleged violation of responsibilities, duties or obligations existing under any workers compensation law, disability benefits, unemployment compensation law or any similar law;

(3)     any actual or alleged violation of responsibilities, duties or obligations existing under the National Labor Relations Act, the Workers' Adjustment and Retraining Notification Act (WARN), Public Law 100-3.79, the Consolidated Omnibus Budget Reconciliation Act of 1985 and the Occupational Safety and Health Act, all as amended, or any rules or regulations promulgated thereunder, or similar provisions of any federal, state or local statute or law; provided, however, Exclusion H. (3) does not apply to any **Claim** for retaliation based upon the filing for benefits under such law; and

(4)     in consequence of, or in any way involving, strikes, lockouts, picket lines, replacement or other similar action resulting from labor disputes or labor negotiations or any protections contained within the National Labor Relations Act.

This Exclusion shall not apply to Optional Extension 5 (Scheduled AIFM Special Limit of Liability), if included;

I.     Solely with respect to Insuring Agreement F, that part of **Loss**, other than **Defense Costs**, which:

(1)     is based upon or arises from the failure of an **Insured** to collect the necessary employers' contributions owed to an **Employee Benefit Plan**, unless such failure results from the negligence of the **Insured**;

(2)     constitutes benefits due or to become due under the terms of an **Employee Benefit Plan**;

(3)     constitutes the return or reversion of any contribution or asset of an **Employee Benefit Plan**; or



(4)     constitutes wages, tips, commission, fees or investigative costs except fees or investigative costs that constitute **Defense Costs**, or that portion of any settlement, judgment or award in an amount equal to such.

J.      For any **Wrongful Employment Acts**, except to the extent that coverage is provided under Optional Insuring Agreement E.

K.      For the reimbursement, restitution or disgorgement of fees, profits, commissions, costs or other charges paid or payable to the **Insured** to which the **Insured** was not entitled.

This exclusion shall not apply to that the portion of any judgment, settlement or costs, charges and expenses incurred in connection with any **Claim** for a **Wrongful Securities Act** alleging violations of Section 11, 12 or 15 of the Securities Act of 1933 as amended, including without limitation such **Loss** of any **Insured Persons** deemed to be a **Controlling Person**.

L.      Arising from the performance of or failure to perform **Professional or Technology Services**.

This exclusion shall not apply to Insuring Agreement C.

M.      Arising out of, based upon, or attributable to the formation, operation, management, or sponsorship, of any **Special Purpose Acquisitions Company (SPAC) or Special Purpose Acquisition Rights Company (SPARC)**.

It is agreed that the acts of an **Insured Person** shall not be imputed to any other **Insured** for the purpose of determining the applicability of the above stated Exclusions. Only the acts of any chairman of the board, chief executive officer, president or chief financial officer of the **Insured Organization,** shall be imputed to such **Insured Organization**.

III.    **LIMIT OF LIABILITY / REINSTATEMENT OF LIMIT IF A RECOVERY, RETENTIONS AND DATE OF CLAIM**

A.      The Insurer shall be liable to pay **Loss** in excess of the amount of the Retentions set forth in Item 3. of the Declarations for Insuring Agreements A., B., C., and D. and Optional Insuring Agreements E., F., and G. and any applicable Extensions and applicable Optional Extensions, if included, up to each Insuring Agreement's **Limit of Liability** and the Overall Policy Aggregate Limit of Liability, as set forth in Item 2. of Declarations of this Policy.

B.      In the event that a single **Claim** is covered under more than one Insuring Agreement then only the largest of the applicable Retentions as set forth in Item 3. of the Declarations shall apply.

C.      The Insurer's maximum liability under this Policy under each of the Insuring Agreements, any applicable Optional Insuring Agreements, Extensions and any applicable Optional Extensions shall be the **Limit of Liability** shown in Item 2. of the Declarations of this Policy, except:

(1)     Optional Extension 5 (Scheduled AIFM Special Limit of Liability), if included, where the Insurer's liability is in addition to the **Limit of Liability** shown for Insuring Agreement C (1) (Investment Manager Professional and Technology Services Liability), but shall not exceed the Scheduled AIFM Special Limit of Liability shown at Item 7 of the Declarations;

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



       (2)       Optional Extension 6 (Special Excess Protection for Non-Executive Directors), if included, where the Insurer's liability is in addition to the **Limit of Liability** shown for Insuring Agreement A (Investment Manager Management Liability) and Insuring Agreement B (Fund Liability), but shall not exceed the Non-Executive Director Special Excess Limit for each Non-Executive Director as stated in Item 9.1 of the Declarations and the Non-Executive Director Special Excess Aggregate Limit as stated in Item 9.2 of the Declarations for all Non-Executive Directors combined, as stated in Item 9 of the Declarations;

       (3)       Optional Extension 7 (Reinstatement of "Side A" Limit), if included, where the Insurer's liability is in addition to the **Limit of Liability** shown for Insuring Agreement A (Investment Manager Management Liability) and Insuring Agreement B (Fund Liability).

D.      More than one **Claim** involving the same **Wrongful Act**, or **Interrelated Wrongful Acts**, or with respect to an **Insured Event**, the same facts or circumstances or interrelated facts or circumstances, or facts or circumstances that are otherwise attributable to the same originating cause or source shall be deemed to constitute a single **Claim** and shall be deemed to have been made at the earliest of the following times:

       (1)       the time at which the earliest **Claim** forming part of any such single **Claim** is first made; or

       (2)       the time at which the **Wrongful Act**, **Interrelated Wrongful Acts** or with respect to an **Insured Event**, the facts or circumstances or interrelated facts or circumstances forming part of any such **Single Claim** were first reported under this Policy or any other policy providing similar coverage, regardless of whether such time is before or during the **Policy Period**.

E.      Payments of **Loss** by the Insurer shall reduce the **Limit of Liability**.

F.      The Retentions applicable to Insuring Agreements A(2), B(2) or C shall apply to a **Loss** against an **Insured Person** where indemnification of that **Insured Person** by the **Insured Organization** or **Portfolio Company** is required by law or legally permissible to the fullest extent permitted, unless the **Insured Organization** or **Portfolio Company** refuses in writing to indemnify such **Insured Person**, or is unable to make such actual indemnification by reason of its **Insolvency**.

G.      If for any reason (including but not limited to insolvency) an **Insured Organization** or **Portfolio Company** fails or refuses to advance, pay or indemnify covered **Loss** of an **Insured Person** within the applicable Retention, if any, then the Insurer shall advance such amounts on behalf of the **Insured Person** until either (i) an **Insured Organization** or **Portfolio Company**, if applicable, has agreed to make such payments, or (ii) the Retention has been satisfied. In no event shall any such advancement by the **Insurer** relieve any **Insured Organization** or any **Portfolio Company**, if applicable, of any duty it may have to provide advancement, payment or indemnification to any **Insured Person**.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



Advancement, payment or indemnification of an **Insured Person** by an **Insured Organization** or a **Portfolio Company**, if applicable, is deemed "failed" if it has been requested by an **Insured Person** in writing and has not been provided by, agreed to be provided by or acknowledged as an obligation by an **Insured Organization** or a **Portfolio Company**, if applicable, within sixty (60) days of such request; and advancement, payment or indemnification by an **Insured Organization** is deemed "refused" if such **Insured Organization** gives a written notice of the refusal to the **Insured Person**. Advancement, payment or indemnification of an **Insured Person** by an **Insured Organization** or a **Portfolio Company**, if applicable, shall only be deemed "failed" or "refused" to the extent such advancement, payment or indemnification is not provided, or agreed to be provided, or acknowledged by and collectible from an **Insured Organization** or a **Portfolio Company**, if applicable. Any payment or advancement by the Insurer within an applicable Retention shall apply towards the exhaustion of the **Limit of Liability**.

H.   Notwithstanding anything contained in this Section III above and subject to sub-clause C of Section IX (Assistance, Cooperation, Subrogation and Recoveries), the amount of any eroded **Limit of Liability** following payment of **Loss**, shall be reinstated to the extent of an amount equal to such amounts recovered by the **Insurer**.

     If this Policy provides a reinstatement of the **Limit of Liability**, this Section III H shall only apply once such reinstatement has subsequently been exhausted or eroded.

## IV.   SETTLEMENTS AND DEFENSE

A.   No payment, settlement negotiations or settlement agreements shall occur and no **Costs and Expenses** shall be incurred without the Insurer's prior written consent, though such consent is not to be unreasonably delayed or withheld (other than as provided for under Optional Extension 2 (Mitigation / Cost of Correction), if included).

     Notwithstanding the preceding paragraph, if due to an emergency, the Insurers' prior written consent cannot reasonably be obtained before **Costs and Expenses** are incurred, the Insurers will give retrospective approval for such **Costs and Expenses** incurred by the firm specified in and if applicable which are in accordance with the Legal Panel Endorsement attached hereto of up to:

     (i)    ten percent (10%) of the **Limit of Liability** when incurred under Insuring Agreement A (1) (Investment Manager Management Liability) Insuring Agreement B (1) (Fund Liability) or any applicable Extension or Optional Extension where no Retention is applicable;

     (ii)   fifty percent (50%) of the applicable Retention when incurred under any other Insuring Agreement, Optional Insuring Agreement or applicable Extension or Optional Extension not set forth in sub-clause (i) above.

B.   The Insurer shall have the right to associate in the defense and settlement of any **Claim** that involves or appears reasonably likely to involve the **Insurer** making payment for **Loss** under this Policy.

     In the event that the Insurer confirms that legal representation or legal counsel is required in the event of any **Claim**, then the **Insured** may select the firm specified (if any) in the Legal Panel Endorsement attached hereto to provide such legal representation or legal counsel in accordance with the rates specified thereunder.



The Insurer may make any investigation it deems appropriate. However, it shall be the duty of the **Insured**, and not the duty of the Insurer, to defend **Claims**. Notwithstanding the above, nothing herein shall require any **Insured** to disclose any document(s) or information protected by the attorney-client privilege or work-product protection.

C.  Subject to Section V (Allocation), the Insurer shall advance covered **Costs and Expenses** no later than sixty (60) days after receipt from the **Named Insured** of sufficient information confirming its obligation to advance such **Costs and Expenses**, including but not limited to invoices and fee statements describing attorney work performed.

   The Insurer may seek recoupment or repayment from any **Insured** receiving such payments of advanced **Costs and Expenses** if it subsequently determines that such coverage is not available under this Policy.

## V. ALLOCATION

A.  The Insurer will not make any payments on account of any portion(s) of **Claims** not covered by this Policy. If the **Insured** incurs both covered **Loss** and uncovered **Loss** in connection with the same **Claim**, whether due to the presence of covered and uncovered persons or matters, the Insurer and the **Insured** agree to allocate such amounts between covered **Loss** and uncovered **Loss**, including **Costs and Expenses**, judgments, and/or settlements, based on the relative legal and financial exposures between covered persons or matters and uncovered persons or matters. In the event of a settlement of such **Claim**, the allocation shall also be based upon the relative benefits to the **Insureds** from such a settlement.

B.  If the **Insured** incurs both covered **Loss** and uncovered **Loss** as a result of the same **Claim**, the Insurer and the **Insured** agree to use reasonable best efforts to agree on an allocation. If the Insurer and the **Insured** agree on an allocation of **Costs and Expenses**, the Insurer will advance that portion of **Costs and Expenses** allocated to covered **Loss**. In the event that an agreement cannot be reached between the Insurer and the **Insured** as to an allocation of **Loss**, the Insurer shall advance one hundred per cent (100%) of **Costs and Expenses** attributable to an **Insured Person** and shall also advance that portion of such other **Loss** which the **Insured** and the Insurer agree is not in dispute, until a final amount is agreed upon or determined pursuant to the provisions of this Policy and applicable law.

C.  The Insurer and the **Named Insured** may submit any dispute or controversy under this Policy to either non-binding mediation or non-binding arbitration as described in this Subsection (the "ADR process"). Either the Insurer or the **Named Insured** may initiate the ADR process by sending written notice to the other party designating which type of ADR process is being elected. If within fourteen (14) days after such notice is given the parties disagree on the type of ADR process, the **Named Insured**'s preference shall control.

   Unless otherwise agreed by the parties, any non-binding mediation or non-binding arbitration shall take place in the United States and be administered by the American Arbitration Association in accordance with its then-prevailing Commercial Mediation Rules or Commercial Arbitration Rules, respectively. The Insurer and the **Named Insured** shall each select a disinterested arbitrator, and those two arbitrators shall select a third disinterested arbitrator.

   If the dispute is not resolved during the mediation or arbitration process, then either party to the mediation may thereafter commence a judicial proceeding against the other party with respect to such dispute, provided that neither party may commence such a judicial proceeding prior to sixty (60) days following termination of the mediation or arbitration.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



Any negotiated, arbitrated or judicially determined allocation of **Loss** on account of a **Claim** shall be applied retroactively to all **Loss** on account of such **Claim**, notwithstanding any prior advancement to the contrary. Any allocation or advancement of **Loss** on account of a **Claim** shall not apply to or create any presumption with respect to the allocation of other **Loss** on account of such **Claim**.

**VI.**     **NOTIFICATION OF ANY CLAIM OR CIRCUMSTANCE**

A.      (1)     The **Insured** shall give to the Insurer notice in writing of any **Claim** as soon as reasonably practicable after the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims**, first becomes aware of the **Claim**, but in no event later than sixty (60) days after the end of the **Policy Period** (or an **Extended Reporting Period,** if applicable). Failure to provide written notice of any **Claim** to the Insurer within the prescribed time shall not invalidate coverage of such **Claim**, unless the failure to provide notice has materially prejudiced the Insurer. However, failure to give any notice required to be given by this Policy within the time prescribed therein shall not invalidate coverage for any **Claim** if it shall be shown not to have been reasonably practicable to give such notice within the prescribed time and that notice was given as soon as was reasonably practicable thereafter.

          (2)     Notwithstanding anything contained in sub-clause A. (1) above, it is agreed to waive notification to the Insurer where the total amount of any **Claim**, in the opinion of the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims**, neither exceeds nor appears to have the potential to exceed the **Notification Threshold**.

                  If the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** shall at any time subsequently learn of any **Claim** which would exceed or would appear to have the potential to exceed an actual or potential **Loss** in excess of the **Notification Threshold**, such **Claim** shall be notified to the **Insurer** as soon as reasonably practicable, but in any event within sixty (60) days after the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** shall subsequently learn of such **Claim** and, for the purposes of establishing a date of **Loss**, shall be deemed to be a **Claim** first made at the time of such subsequent knowledge.

                  In making its determination of whether or not the amount of any **Loss** involves an actual or potential quantum in excess of the **Notification Threshold**, the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** shall take into account the possibility of a single **Claim** and shall view the **Notification Threshold** accordingly. In the absence of information concerning a **Claim** sufficient to enable the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** to judge the potential amount to exceed the **Notification Threshold**, such **C**laim should be reported forthwith.



(3)     The requirement contained in sub-clause (1) above to give notice of a **Claim** shall be suspended and of no effect if such notice is in respect of a **Restricted Notification**.

The suspension of the requirement to notify the Insurer of any **Claim** under sub-clause (1) above in respect of a **Restricted Notification** shall end when and to the extent that the relevant legal or regulatory prohibition is lifted. Such notification, if permitted to do so by the regulatory body or the police or prosecuting authority, shall be accompanied by evidence as to why the **Insured** was initially prevented from disclosing the existence of any **Claim** to the Insurer.

Once such legal or regulatory prohibition has been lifted, the **Insured** shall provide written notice of the **Claim** that was subject to such **Restricted Notification**, to the Insurer as soon as reasonably practicable. On such notification, the **Claim** shall be deemed to have been made and the Insurer notified at the time the **Named Insured**'s General Counsel first became aware of the **Claim**.

B.     If, during the **Policy Period** (or **Extended Reporting Period**, if applicable), the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** first becomes aware of any **Wrongful Act**, fact or circumstance that may give rise to a **Claim**, and if the **Insured** during the **Policy Period** (or **Extended Reporting Period**, if applicable), gives written notice to the Insurer of:

(1)     the **Wrongful Act**, fact or circumstance;

(2)     the consequences which have resulted or may result therefrom; and

(3)     the circumstances by which the **Insured** first became aware thereof,

then any **Claim** made subsequently arising out of such **Wrongful Act**, fact or circumstance shall be deemed for the purposes of this Policy to have been made at the time such notice was first given.

C.     Notice to the Insurer as provided for in Sections A., B., and C. above shall be submitted via your broker to:

K2 International Limited
Claims Manager
5th Floor
35 Great St. Helen's
London, EC3A 6AP
United Kingdom

UKFIclaims@K2insinternational.com

## VII.     OTHER INSURANCE

If **Loss** that is otherwise covered by this Policy is insured by another valid and collectible policy or policies offering materially similar coverage, then this Policy shall apply only in excess of the amount of any applicable deductibles, Retentions and Limits of Liability under such other policy or policies, whether such other policy or policies are stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written specifically excess of this Policy by reference in such other policy or policies to the Policy Number indicated on this Policy's Declarations page.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



## VIII.    GENERAL CONDITIONS

### A.    WARRANTY

The **Insured** warrants that all representations made and all materials submitted by the **Insured** or on the **Insured**'s behalf in connection with the **Application** for this Policy are true, accurate and not intentionally misleading, and agree that they were relied on by the Insurer and were material to the Insurer's decision to issue this Policy to the **Insured**. If the **Insured** was aware at the time they were submitted to the Insurer that any representations or materials were intentionally untrue, inaccurate, or misleading in any material respect, the Insurer is entitled to rescind this Policy, but only as to persons or entities with actual knowledge that the representations made or materials submitted were intentionally untrue, inaccurate, or misleading.

With respect to an **Insured Person**, the Insurer will not impute the knowledge of the **Insured Organization** or of one **Insured Person** to any other **Insured Person**. With respect to an **Insured Organization**, only knowledge possessed by the Chief Executive Officer, Chief Financial Officer, or General Counsel of the **Named Insured** will be imputed to the **Insured Organization**.

### B.    ACQUISITIONS, MERGERS, CONSOLIDATIONS OR CHANGE OF CONTROL

(1)    In the event the **Insured Organization**, after the inception date of this Policy, acquires any other entity or acquires substantially all of the assets of another entity or merges with or is consolidated with another entity such that the **Insured Organization** is the surviving entity, coverage shall be afforded for ninety (90) days immediately after the effective date of such acquisition, merger or consolidation, for **Loss** arising from any:

(a)    **Wrongful Acts**; or

(b)    **Insured Events** concerning matters occurring or arising,

subsequent to such acquisition, merger or consolidation.

After ninety (90) days, coverage under this Policy shall only continue to be provided to the **Insured** on this basis if:

(a)    written notice of such transaction or event was given to the Insurer by the **Insured Organization**; and

(b)    the **Insured Organization** provides the Insurer with such information in connection therewith as the Insurer deems necessary; and

(c)    the **Insured** accepts any special terms, conditions, exclusions or additional premium charge required by the Insurer.

The provisions of this Section VIII.B (1) shall not apply to any acquired entity qualifying as a "**Subsidiary**" pursuant to Section XV (Definitions) of this Policy. Such newly-acquired subsidiaries shall be automatically covered under this Policy. However, **Loss** for any **Wrongful Acts**, or **Insured Events** concerning matters occurring or arising before the date of acquisition shall not be covered.



(2) In the event:

    (a) the **Insured Organization** merges with or is consolidated with another entity such that the **Insured Organization** completely ceases to actively engage in its primary business; or

    (b) another entity, person or group of entities and/or persons acting in concert, acquires securities or voting rights which result in ownership or voting control by the other entity(ies) or persons of greater than 50% of the outstanding securities representing the present right to vote for the election of directors or select general partners of the **Insured Organization**, or the **Insured Organization** is put into administration, receivership, liquidation or the equivalent thereof;

then, coverage under this Policy shall continue until termination of the Policy, but only with respect to **Loss** arising from **Claims** for any:

    (i) **Wrongful Acts**; or

    (ii) **Insured Events** concerning matters, occurring or arising,

prior to such acquisition, merger, consolidation, administration, receivership or liquidation. The **Insured Organization**(s) shall give written notice of such merger, consolidation, or acquisition to the Insurer as soon as reasonably practicable together with such information as the Insurer may require. The full annual premium for the **Policy Period** shall be deemed fully earned immediately upon the occurrence of any event outlined in items (a) or (b) above.

## C.   CANCELLATION

(1) By acceptance of this Policy, the **Insureds** hereby confer the exclusive power and authority to cancel this Policy on its behalf to the **Named Insured**. The **Named Insured** may cancel this Policy by surrender thereof to the Insurer, or by mailing to the Insurer written notice stating when thereafter such cancellation shall be effective. The mailing of such notice shall be sufficient notice and the effective date of cancellation stated in the notice shall become the end of the **Policy Period**. Delivery of such written notice shall be equivalent to mailing.

(2) The Insurer may cancel this Policy only for non-payment of premium in accordance with the Premium Payment Clause Endorsement attached hereto. If the notice period in such Endorsement is in conflict with any governing law or regulation, then such period shall be amended to afford the minimum notice period permitted thereunder.

(3) If this Policy is cancelled pursuant to (1) above, the Insurer shall retain the customary short rate proportion of the annual premium.

## D.   NAMED INSURED AUTHORIZATION

By acceptance of this Policy, the **Insureds** agree that the **Named Insured** will act on their behalf with respect to the giving of all notices to the Insurer, the receiving of notices from the Insurer, the payment of the premium and the receipt of any return premium.

## E.   WORLDWIDE TERRITORY

Coverage provided by this Policy shall apply anywhere in the world.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



F.   ORDER OF PAYMENTS

The Insurer will pay **Loss** covered under this Policy in the order in which such **Loss** is presented to the Insurer for payment.

Notwithstanding the forgoing, in the event that the **Loss** is a **Loss** which is covered under Insurance Agreement C of this Policy for an amount in excess of the **Limit of Liability** and results from a **Claim** which is made against both the **Scheduled AIFM** and any other **Insured** (including the entity listed in Appendix I attaching to this Policy as a 'Scheduled AIFMD' in respect of any non-**AIF** services), the Insurer will pay the **Loss** of the Scheduled AIFM which is covered under Insurance Agreement C of this Policy first.

Furthermore, save that where it appears that in the reasonable opinion of the chairman or chief executive officer (or equivalent) of the **Named Insured** that the **Limit of Liability** and the limits of liability of any valid and collectible policies which operate in excess of this Policy may not be sufficient to pay the **Loss** of each **Insured Person** which is covered under Insurance Agreements A (1) or B (1) of this Policy after giving due consideration and priority to the existence of or likelihood of any **Loss** of the **Scheduled AIFM**, the **Named Insured** may instruct the Insurers to:

(i)      first pay **Loss** which is covered under Insurance Agreements A (1) or B (1); and

(iii)    thereafter, with respect to any remaining balance of the **Limit of Liability** is available after payment of such **Loss** in accordance with sub-clause (i) above, pay such other **Loss** for which cover is provided under this Policy.

As an alternative to the provision set forth in sub-clause (ii) above, with respect to whatever remaining amount of the **Limit of Liability** is available after payment of the **Loss** referred to in sub-clause (i) above, the chairman or chief executive officer (or equivalent) of the **Named Insured** may stipulate in writing to receive the said balance in respect of **Loss** for which cover is provided under this Policy. Such chairman or chief executive officer (or equivalent) is to confirm in writing that such balance will be held in trust for payment to the various **Insured Persons** and the **Insured Organizations** who have suffered such **Loss** in accordance with the provisions set forth in sub-clauses (i) and (ii) above.

The Insurers shall have no obligation to pay **Loss** after the exhaustion of the **Limit of Liability** regardless of whether the **Insured Organization** has declined or deferred payment.

The bankruptcy or insolvency of any **Insured** shall not relieve the Insurer of any of their obligations to prioritize payment of covered **Loss** under this Policy.

G.   POLICY INTERPRETATION

Any interpretation of this Policy or issue relating to its construction, validity or operation shall be determined by the laws as stated in Item 12 of the Declarations. No amendment to this Policy will be effective unless it is written.

This Policy, its Declarations and any endorsements are one contract in which, unless the context otherwise requires:

(i)      words or expressions in the singular includes the plural, and vice versa;

(ii)     headings are descriptive only, not an aid to interpretation;



(iii)     )the male includes the female and neuter;

(iii)     the words in bold typeface have special meaning and are defined;

(iv)     all references to specific legislation include amendments to and re-enactments of such legislation; and

(v)      references to positions, offices or titles shall include their equivalents in any jurisdiction in which a **Claim** is made.

Nothing in this Policy shall be a condition precedent or a warranty unless expressly stated to be one in this Policy.

## IX. ASSISTANCE, COOPERATION, SUBROGATION AND RECOVERIES

A.     The **Insureds** agree to provide the Insurer with such information, assistance and cooperation as the Insurer or their counsel may reasonably request in connection with the defense, negotiation and settlement of any **Claim**, and the **Insureds** further agree that they shall not take any action which in any way increases the Insurer's exposure under this Policy. The failure of any **Insured** to give the Insurer such information or to assist and cooperate with the Insurer as required by the foregoing shall not impair the rights of any other **Insured** under this Policy.

B.     In the event of any payments under this Policy, the Insurer shall be subrogated to the **Insureds**' rights of recovery against any person or entity. The **Insureds** shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents as are necessary to enable the Insurer to effectively bring suit in their name, and shall provide all other assistance and cooperation which the Insurer may reasonably require. The failure of any **Insured** to give the Insurer such information or to assist and cooperate with the Insurer as required by the foregoing shall not impair the rights of any other **Insured** under this Policy.

In no event, however, shall the Insurer exercise its rights of subrogation against an **Insured Person** under this Policy unless such **Insured Person** has been convicted of a deliberate criminal act, or been determined by any final adjudication in the underlying proceeding to have committed a deliberate fraudulent act, or been determined by any final adjudication to have obtained any profit or advantage to which such **Insured Person** was not legally entitled.

The Insurer shall advise the **Named Insured** before exercising such rights of subrogation.

_In respect of the cover provided under Insuring Agreement C (Investment Manager and Fund Professional and Technology Liability) and any applicable extension_

_The_ Insurer will not exercise its rights of subrogation against an **Insured Organization** in relation to the recovery of any amounts which that **Insured Organization** is contractually obliged to indemnify an **Insured Person**.

C.     All recoveries from third parties for payments made under this Policy shall be applied (after first deducting the costs and expenses incurred in obtaining in such recovery) in the following order of priority:



(a)    the **Insureds** shall first be reimbursed for the amount by which their legal liability exceeds the amounts paid under this Policy;

(b)    the Insurer shall then be reimbursed for the amount of its liability under this Policy; and

(c)    any remaining sum shall be applied towards reimbursement of the Retention borne by the **Insureds** under this Policy.

## X.    ASSIGNMENTS AND ACTION AGAINST THE INSURER

No action shall lie against the Insurer unless the **Insureds** shall have fully complied with all of the terms of this Policy, nor until the amount of the **Insureds**' obligation to pay shall have been fully and finally determined either by judgment against them or by written agreement between them, the claimant and the Insurer. Nothing contained herein shall give any person or organization any right to join the Insurer as a party to any **Claim** against the **Insureds** to determine their liability, nor shall the Insurer be impleaded by the **Insureds** or their legal representative in any **Claim**. Assignment of interest under this Policy shall not bind the Insurer unless its consent is endorsed hereon.

## XI.    ENTIRE AGREEMENT

By acceptance of this Policy, the **Insureds** agree that this Policy embodies all agreements existing between them and the Insurer or any of their agents relating to this insurance. Notice to any agent or knowledge possessed by any agent or other person acting on behalf of the Insurer shall not effect a waiver or a change in any part of this Policy or estop the Insurer from asserting any right under the terms of this Policy, nor shall the terms be waived or changed except by written endorsement or rider issued by the Insurer to form a part of this Policy.

## XII.    THIRD PARTIES

Nothing in this Policy is intended to confer a directly enforceable benefit on any third party other than an **Insured**, whether pursuant to the UK Contracts (Rights of Third Parties) Act 1999 or otherwise.

## XIII.    COMPLAINTS

The Insurer believes you deserve courteous, fair and prompt service. If there is any occasion when our service does not meet your expectations please contact us via your broker using the appropriate contact details below, providing the Policy/Claim Number and the name of the **Named Insured** / **Insured Person** to help us deal with your comments quickly:

Head of Compliance
K2 International Limited
5th Floor
35 Great St. Helen's
London, EC3A 6AP
United Kingdom

We will acknowledge the complaint within 5 business days of receiving it, keep you informed of progress and do our best to resolve matters to your satisfaction within 8 weeks. If we are unable to do this, you may be entitled to refer the complaint to the Financial Ombudsman Service who will review your case. We will provide full details of how to do this when we provide our final response letter addressing the issues raised.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



The Financial Ombudsman Service may not be able to consider a complaint if the complainant:

- has not provided us with the opportunity to resolve the complaint, or

- is a business with more than 10 employees and a group annual turnover of more than EUR 2 million; or

- is a trustee of a trust with a net asset value of more than GBP 1 million or;

- is a charity with an annual income of more than GBP 1 million.

The Financial Ombudsman Service can be contacted at:

Financial Ombudsman Service, Exchange Tower, London, E14 9SR

Telephone:   0800 023 4567 (calls are normally free for people phoning from a fixed line)
0300 123 9123 (calls are charged at the same rate as 01 or 02 numbers on mobile tariffs)

Email:   complaint.info@financial-ombudsman.org.uk

Following this complaint procedure does not affect your right to take legal action.

## XIV.   REGULATORY COMPLIANCE MOCK EXAMINATION SERVICES COVERAGE

If permitted by the law applicable to this Policy, in the event that the **Named Insured** employs the services of a consultant approved to provide mock regulatory compliance examination services, then if this Policy is renewed with the **Insurer**, the **Insurer** will apply a credit toward the premium for such renewal policy of up to fifty percent (50%) of the cost of such regulatory compliance mock examination services, but in no event shall such credit exceed ten percent (10%) of the annualized premium for such renewal policy.

The **Named Insured** must implement all recommendations of the consultant and share details of such implementation with the **Insurer**, in order to receive the above premium credit. Prior written consent of the **Insurer** for mock regulatory compliance examination services as provided herein is required.

The services provided pursuant to this Endorsement are advisory in nature and are offered solely as a resource. The **Named Insured** should consult competent legal counsel to design and implement its own regulatory compliance program. No liability is assumed by the **Insurer** by reason of the services, access, or information provided. All services are subject to change without notice.

## XV.   DEFINITIONS

**AIF** means an Alternative Investment Fund as defined in the Alternative Investment Fund Managers Directive 2011/61/EU of the European Parliament.

**Application** means the application for insurance submitted in connection with this Policy including attachments and other materials submitted therewith or referred to or incorporated therein, all of which shall be deemed part of this Policy, as if physically attached.



**Claim** means:

(1)     any written demand, notice or complaint, suit or counter claim or any similar document for monetary, non-monetary, or injunctive relief;

(2)     formal notice of any civil, judicial, administrative, or regulatory proceeding or formal notice of any arbitration, mediation or conciliation proceeding or alternative dispute resolution process, or any foreign equivalent document;

(3)     a **Formal Investigation**;

(4)     any criminal proceeding commenced by the return of an indictment or the filing of an information (or similar document);

(5)     a written agreement with any **Insured** to toll any applicable statute of limitations prior to the commencement of any judicial, administrative, regulatory or arbitration proceeding involving a potential **Claim** against an **Insured**.

(6)     any written demand by any security holder of an **Insured Organization** upon the board of directors or other governing board of such **Insured Organization** to bring a lawsuit in a court of law against any **Insured Person**, if such demand is made without the assistance, participation, or solicitation of any **Insured Person**, other than where such demand is made as part of Optional Extension 11 (Self-Reporting and Whistleblowing), if included.

(7)     any civil proceeding against an **Insured Person** of such Insured Person made on behalf of, or in the name or the right of, an **Insured Organization** by any security holders of such **Insured Organization**, in their capacity as such, if such proceeding is made without the assistance, participation or solicitation of any other **Insured Person**, other than where such demand is made as part of Optional Extension 11 (Self-Reporting and Whistleblowing), if included.

**Claim** shall also mean any other **Insured Event** for the purposes only of the cover provided by any applicable Extension or Optional Extension.

**Controlling Person** shall have the same meaning as set forth in Section 15 of the Securities Act of 1933 or Section 20 (a) of the Securities Exchange Act of 1934, or any similar securities laws or common laws or regulations of any foreign jurisdiction, as amended.

**Costs and Expenses** means **Defense Costs, Derivative Investigation Costs, Formal Investigation Costs, Informal Investigation Costs, Regulatory Crisis Event Costs, Self-Reporting Costs, Extradition, Asset and Liberty Expenses, Pre-Claim Costs, Professional Fees** or **Public Relations / Crisis Containment Expenses**.

**Defense Costs** means reasonable legal fees, costs and expenses (including expert fees) and the cost of any appeal bond, attachment or similar bonds and **E-Discovery Consultant Services**, incurred by the **Insured** in the investigation, adjustment, defense and/or appeal of a **Claim**, but shall not include:

(1)     fees, salaries, wages, overhead or benefit expenses associated with any **Insured Person** or any directors, officers, equivalent executives, or employees of any **Portfolio Company**, costs of their time or costs or overheads of any **Insured Organization;** or

(2)     amounts incurred by the **Insured** prior to the date a **Claim** is first made and reported to the Insurer (other than as provided for in Optional Extension 2 (Mitigation / Costs of Correction) or Optional Extension 8 (Informal Investigation Costs) or Optional Extension 9 (Pre-Claim Costs), if included).

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



**Defense Costs** shall also mean reasonable fees, costs and expenses incurred by:

(1)     the chief executive officer or chief financial officer of any **Insured Organization** solely to facilitate the return of amounts required to be repaid pursuant to Section 304(a) of the Sarbanes-Oxley Act of 2002; or

(2)     the **Insured Persons** solely to facilitate the return of amounts required to be repaid pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any internal policy of any investment manager promulgated in accordance therewith,

provided that such fees, costs and expenses do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts as requested or required to be repaid pursuant to Section 304(a) of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any internal policy of any investment manager promulgated in accordance therewith.

**Documents** means hard copy documents only.

**E-     Discovery Consultant Services** means the following services performed by any third party:

(1)     assisting the **Insured** with managing and minimizing the internal and external costs associated with the development, collection, storage, organization, cataloging, preservation and/or production of electronically stored information ("**E-Discovery**");

(2)     assisting the **Insured** in developing or formulating an **E-Discovery** strategy which shall include interviewing qualified and cost effective **E-Discovery** vendors;

(3)     serving as project manager, advisor and/or consultant to the **Insured**, defense counsel and the Insurer in executing and monitoring the **E-Discovery** strategy; and

(4)     such other services provided by the e-consultant firm that the **Insured**, Insurer and e-consultant firm agree are reasonable given the circumstances of the **Claim**.

**Employee Benefit Plan** means:

(1)     any plan as defined by the Employee Retirement Income Security Act of 1974, as amended ("ERISA") which is solely for the benefit of the employees of the **Insured Organization**.; or

(2)     any other benefit plan sponsored solely by the **Insured Organization** which is solely for the benefit of the employees of the **Insured Organization**.

**Extended Reporting Period** means the period described in Extension 3 (Extended Reporting Period) or Extension 4 (Extended Reporting Period for Retired Insured Persons) of this Policy as applicable.

**Extradition, Asset and Liberty Expenses** means the reasonable fees, costs and expenses incurred by or on behalf of an **Insured Person** in the defense of, challenge against or attempt at overturning any **Extradition, Asset and Liberty Proceeding** first commenced during the **Policy Period**.



**Extradition, Asset and Liberty Expenses** shall include the cost (but not collateral) of any bail bond or other financial instrument to guarantee an **Insured Person's** contingent obligation for a specified amount required by a court of competent jurisdiction hearing a **Claim** and reasonable fees, costs and expenses incurred by or on behalf of an *Insured Person* opposing, challenging, resisting and/or defending *an extradition proceeding; o*r appealing any order or other grant of an extradition proceeding.

**Extradition, Asset and Liberty Expenses** shall not include remuneration of any **Insured Person**, cost of their time or costs or overheads of any **Insured Organization**.

**Extradition, Asset and Liberty Proceeding** means any action commenced against any **Insured Person**, acting in the capacity of an **Insured Person**, by any regulatory body seeking:

(a)     confiscation, assumption of ownership and control, suspension or freezing of rights of ownership of real property or personal assets of an **Insured Person**;

(b)     a charge over real property or personal assets of an **Insured Person**;

(c)     a temporary or permanent prohibition or disqualification of an **Insured Person** from holding office as or performing the function of a director or officer;

(d)     a restriction of an **Insured Person's** liberty to a specified domestic residence or an official detention;

(e)     deportation of an **Insured Person** following revocation of otherwise proper, current and valid immigration status for any reason other than such **Insured Person's** conviction of a crime;

(f)     to issue any bail bond or other financial instrument to guarantee an **Insured Person's** contingent obligations; or

(g)     the extradition of any **Insured Person**.

**Extradition, Asset and Liberty Proceeding** shall include any proceedings commenced by any **Insured Person** in order to oppose the grant of, or appeal against, or seek the revocation or discharge of, any judgment or order imposing a sanction within the scope of (a) to (g) (inclusive) above.

**Formal Investigation** means any, formal investigation, hearing, examination, inquiry or like proceeding by any regulatory body , government body or law enforcement agency into the activities or affairs of an **Insured Organization** or **Portfolio Company**, and/or the activities, affairs, conduct, misconduct (or possible misconduct) of an **Insured Person** acting in the capacity of an **Insured Person**, once an:

(a)     **Insured Person** is required to attend and/or produce documents to, and/or answer questions by, and/or attend interviews with that regulatory body; or

(b)     **Insured** is identified in writing (including a subpoena, "Wells Notice", target letter or similar letter) by that regulatory body as a target of the formal investigation, hearing, examination, inquiry or like proceeding.



**Formal Investigation** shall not include any routine or regularly scheduled regulatory or internal supervision, inspection, compliance review, examination, production or audit, including any request for mandatory information from a regulated entity, conducted in an **Insured Organization's** and/or regulatory body's normal review or compliance process. A routine or regularly scheduled regulatory or internal supervision, inspection, compliance review, examination, production or audit, including any request for mandatory information from a regulated entity, as described in the foregoing shall no longer be regarded as being "routine" or "regularly scheduled" if the situation develops in such a manner that same qualifies as a "formal investigation, hearing, examination, inquiry or like proceeding" as described in the first paragraph above and (a) or (b) of such paragraph applies.

**Formal Investigation Costs** means reasonable fees, costs and expenses, including but not limited to costs incurred in the production, review, copying or confiscation of documents, incurred by or on behalf of an **Insured Organization** or **Insured Person** in connection with a **Formal Investigation.**

**Formal Investigation Costs** shall not include remuneration of any **Insured Person**, cost of their time or costs or overheads of any **Insured Organization**.

**Informal Investigation** means any informal investigation, hearing, examination, inquiry or like proceeding by any regulatory body, government body or law enforcement agency into the activities or affairs of an **Insured Organization** or **Portfolio Company**, and/or the activities, affairs, conduct, misconduct (or possible misconduct) of an **Insured Person** acting in the capacity of an **Insured Person**, where that **Insured Person** is requested or invited to attend and/or produce documents to, and/or answer questions by, and/or attend interviews with that regulatory body.

**Informal Investigation** shall include but not be limited to any other attendance required of any **Insured Person** by such regulatory body by virtue of their position of an **Insured Person**, other than as set forth in the definition of **Formal Investigation**.

**Informal Investigation** shall not include any routine or regularly scheduled regulatory or internal supervision, inspection, compliance, review, examination, production or audit, including any request for mandatory information from a regulated entity, conducted in an **Insured Organization's** and/or regulatory body's normal review or compliance process. A routine or regularly scheduled regulatory or internal supervision, inspection, compliance review, examination, production or audit, including any request for mandatory information from a regulated entity, as described in the foregoing shall no longer be regarded as being "routine" or "regularly scheduled" if the situation develops in such a manner that same qualifies as a "informal investigation, hearing, examination, inquiry or like proceeding" as described in the first paragraph above and such paragraph applies.

**Informal Investigation Costs** shall mean reasonable fees, costs and expenses, including but not limited to costs incurred in the production, review, copying or confiscation of documents.

**Informal Investigation Costs** shall not include remuneration of any **Insured Person**, cost of their time or costs or overheads of any **Insured Organization**.

**Insolvency** means the status of any **Insured Organization** as a result of:

(1)    the appointment of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to control, supervise, manage or liquidate the **Insured Organization**; or

(2)    any **Insured Organization** becoming a debtor-in-possession; or

(3)    any foreign equivalent of (1) or (2) above.



**Insured** means **Insured Organization** and each **Insured Person**.

**Insured Event** means any **Extradition, Asset and Liberty Proceeding**, **Formal Investigation**, **Informal Investigation**, **Regulatory Crisis Event**, **Self-Reporting Procedure** and/or any other matter or event covered under any applicable Extension or Optional Extension.

**Insured Fund** means:

A.      any pooled investment vehicle, blocker or feeder vehicle, special purpose vehicle or fund (including but not limited to any corporation, general partnership, limited partnership, exempted limited partnership, limited liability limited partnership, limited liability company or trust) formed, managed, or controlled by an **Investment Manager**;

B.      those entities listed as a 'Scheduled Fund' by Endorsement to this Policy;

C.      any entity formed, managed, or controlled by an **Investment Manager** to co-invest, directly or indirectly, in any **Portfolio Company**;

D.      any **Subsidiary** of A. – C. above;

E.      in the event a bankruptcy proceeding is instituted by or against the foregoing entities A. – D. above, the resulting debtor in possession (or equivalent status outside of the United States), if any; and

F.      any general partner or managing general partner or managing member or equivalent of any entity described in A. – E. above.

**Insured Fund** shall not include any **Portfolio Company** or **Special Purpose Acquisitions Company** or **Special Purpose Acquisition Rights Company (SPARC)**.

**Insured Organization** means:

A.      An **Investment Manager**.

B.      An **Insured Fund**.

**Insured Organization** shall not include any **Portfolio Company** or **Special Purpose Acquisitions Company (SPAC)** or **Special Purpose Acquisition Rights Company (SPARC)**.

**Insured Person** means any:

(1)      natural person who was, is, or shall become a duly appointed or elected director, officer, partner, chief compliance officer, general partner, manager, managing member, board representative, board advisor, board observer, trustee or equivalent executive or an employee (including but not limited to any chief compliance officer, **Data Protection Officer** or General Counsel or any part-time, temporary, seasonal, or leased employees) of an **Insured Organization**;

(2)      natural person designated by the **Insured Organization** to sit on the board of a **Portfolio Company**;

(3)      natural person serving on management committees, investment committees, advisory boards, and similar committees formed pursuant to any **Insured Organization**'s articles of incorporation, by-laws, operating agreement, partnership agreement or similar document;



(4)     natural person serving in any position including, but not limited to, venture partner, adjunct partner, consultant, independent contractor, or similar position, and providing **Professional or Technology Services** for or on behalf of an **Insured Organization** and indemnified by the **Insured Organization** pursuant to a written agreement with the **Insured Organization**; and

(5)     the functional equivalent to the positions identified in (1), (2), (3) and (4) above, in the event the **Insured Organization** is incorporated or domiciled outside the United States.

 **Interrelated Wrongful Acts** means any **Wrongful Acts** which have as a common nexus any fact, circumstance, situation, event, transaction or series of facts, circumstances, situations, events or transactions.

**Investment Manager** means:

(1)     **Named Insured**;

(2)     those entities listed as a 'Scheduled Investment Manager' by Endorsement to this Policy;

(3)     any **Subsidiary** of the entities named in (1) or (2) above;

(4)      in the event a bankruptcy proceeding is instituted by or against the foregoing entities (1), (2) or (3), the resulting debtor in possession (or equivalent status outside of the United States), if any; and

(5)     any general partner or managing general partner or managing member or equivalent of any entity described in (1) through (4) above.

**Investment Manager** shall not include any **Portfolio Company.**

**Limit of Liability** shall mean the limit specified in Item 2 of the Declarations.

**Loss** means:

(1)     damages, (including but not limited to punitive, exemplary or multiplied damages where insurable under by applicable law);

(2)     regulatory awards, settlements and judgments (including pre and post judgment interest);

(3)     awards of costs and expenses (including but not limited to claimants' costs);

(4)     **Defense Costs**;

(5)     **Formal Investigation Costs**.

**Loss** also includes any payment made or costs, fees and expenses incurred in accordance with and to the extent of cover provided under:

(A)     any Extension or Optional Extension if included;

(B)     any Endorsement to this Policy.

**Loss** (other than **Defense Costs**) shall not include:



(A) fines or penalties imposed by law, other than fines or penalties:

    (i) assessed against any **Insured Person** which are insurable by any applicable law (as defined below), including but not limited to fines or penalties assessed against any **Insured Person** pursuant to section 2(g)(2)(B) of the Foreign Corrupt Practices Act of 1977 (USA) or the Bribery Act of 2010 (UK) or any other similar legislation; or

    (ii) which are insurable under the laws as stated in Item 11 of the Declarations such that they form part of any damages, judgments or settlements which an **Insured** is legally obligated to pay as a result of any **Claim** made against them by a third party;

(B) matters deemed uninsurable under the law pursuant to which this Policy shall be construed as set forth in Item 11 of the Declarations;

(C) amounts paid or incurred by any **Insured** in providing injunctive or non-pecuniary relief;

(D) compensation or benefits of any kind, except salary and wages (as a component of a front pay or back pay award under Insuring Agreement E, if included), including but not limited to the following: stock, stock options or grants, the right to purchase stock at a discount from the market, stock appreciation rights, or any other stock related compensation, perquisites, severance compensation of any kind, profit sharing, commissions, bonuses, holiday pay, and sick pay;

(E) in the case of payment by, or on behalf of, an **Insured** to, or for the benefit of, a claimant hired, promoted or reinstated pursuant to a settlement, judgment or other resolution of a **Claim**, future salary or wages or compensation of any kind, including without limitation: stock, stock options or grants, the right to purchase stock at a discount from the market, stock appreciation rights, or any other stock related compensation, perquisites, severance compensation of any kind, profit sharing, commissions, bonuses, holiday pay, and sick pay;

(F) the liability of the **Insured**, or the liability of others that is assumed by the **Insured**, under any oral or written contract unless such liability would attach to the **Insured** in the absence of such contract;

(G) the actual or proposed payment by any **Insured** of allegedly inadequate consideration in connection with the purchase of all or substantially all of the ownership interest of any entity.

With respect to the coverage for fines or penalties and punitive, exemplary or multiplied damages, and where the **Insureds** are able to demonstrate in good faith that such fines or penalties or damages are insurable under any applicable law, the Insurer shall not challenge that interpretation of insurability. Solely for purposes of this provision, "any applicable law" shall include but not be limited to the law where:

(a) the fines, penalties or damages were awarded or imposed;

(b) the **Claim** seeking such matters or damages were brought;

(c) the **Wrongful Act(s)** giving rise to the **Claim** seeking such matters or damages took place;

(d) the **Insureds** are incorporated, have their principal place of business or reside, or

(e) the Insurer is incorporated or have their principal place of business.



If any of the **Insureds** present a written legal opinion from a mutually agreed independent third party legal counsel stating that such fines, penalties, damages or matters are insurable under any applicable law, the Insurer shall not challenge that determination.

Notwithstanding the foregoing, the Insurer shall not assert that the portion of any judgment, settlement or costs, charges and expenses incurred in connection with any **Claim** for a **Wrongful Securities Act** alleging violations of Section 11 or 12 of the Securities Act of 1933 as amended, including without limitation such **Loss** of any **Insured Persons** deemed to be a **Controlling Person**, are uninsurable.

**Named Insured** means the entity identified in Item 1. of the Declarations of this Policy.

**Non-Executive Director** means any natural person who did or does, or during the **Policy Period** begins to serve as a non-executive or independent director of the **Insured Organization**.

**Non-Profit Entity** means any non-profit corporation, community chest, fund or foundation that:

(1)     is not included in the Definition of **Insured Organization**; and

(2)     is exempt from federal income tax as an organization described in Section 501 of the Internal Revenue Code of 1986, as amended.

**Notification Threshold** means fifty per cent (50%) of the applicable Retention set forth in Item 3. of the Declarations.

**Outside Director** means the position held by an **Insured Person** in a **Portfolio Company** or **Non-Profit Entity**, at the request, consent or direction of the **Insured Organization**.

**Policy Period** means the period from the effective date and hour of this Policy to the Policy expiration date and hour, as set forth in Item 4. of the Declarations, or its earlier cancellation date and hour, if any.

**Pollutants** means any solid, liquid, gaseous, biological, radiological, or thermal irritant or contaminant, including smoke, vapor, asbestos, silica, dust, nanoparticles, fibers, soot, fumes, acids, alkalis, chemicals, germs, and waste. Waste includes, but is not limited to, materials to be recycled, reconditioned, or reclaimed. It shall also include any hazardous substances characteristics as defined by, or identified on a list of hazardous substances issued by an Environmental Protection Act of any country, state or local governmental authority, the regulations promulgated thereunder and amendments thereto, and includes any materials to be recycled, reconditioned or reclaimed.

**Portfolio Company** means:

(1)     any corporation, partnership, limited liability company or other type of organization in which any **Insured Organization** maintained, maintains or proposes to maintain an equity interest, debt investment, or convertible securities investment, or an **Outside Director** position, but solely in connection with **Professional or Technology Services** by the **Insured Organization**;

(2)     any entity (including but not limited to any fully funded pension plan to whom the **Insured Organization** are a fiduciary) listed as a Scheduled Portfolio Company by Endorsement to this Policy.

**Pre Claim Costs** means:



all reasonable and necessary fees, costs and expenses consented to by the Insurer (such consent not to be unreasonably withheld) and incurred by the **Insured** in the defense of a **Noticed Matter** that are incurred: (i) on or after the date such **Noticed Matter** is received by the Insurer; and (ii) before such **Noticed Matter** becomes a covered **Claim** (**"Pre-Claim Costs"**). The Insurer shall not be liable for any **Pre-Claim Costs** to which it has not consented.

For the purposes of this Definition, **Noticed Matter** means any matter notified to and accepted by Insurers pursuant to Section VI. (Notification of any Claim or Circumstance).

**Professional Fees** means the reasonable fees, costs and expenses of experts engaged by the **Insured** in accordance with any applicable Extension or applicable Optional Extension, if included.

**Professional or Technology Services** means services performed for an actual or prospective client, customer or investor of an **Insured Organization**, including the following:

(1)     advisory, consulting, management, monitoring, investment, financial, administrative, legal, compliance or other advice, services or activities (including the selection and oversight of investment advisers and/or outside service providers) performed by an **Insured**, directly or indirectly, for or on behalf of an **Insured Fund** (or any of its shareholders, limited partners, members or other investors), or a prospective **Insured Fund, Investment Manager**, or any affiliates of the foregoing entities or a separately managed account, or any limited partner member or other investor in a separately managed account or any other investor, pursuant to a contract;

(2)     organization, reorganization, capitalization, recapitalization, restructuring or formation (or attempted formation) of an **Insured Fund** (or prospective fund or entity), or the purchase or sale of, or offer to purchase or sell, or a solicitation for the purchase or sale of any interest(s) in, or the calling of committed capital to an **Insured Fund** (or prospective fund or entity);

(3)     advice, service, act, omission, statement or other activities relating directly to the acquisition, disposition, purchase or sale of, or offer to purchase or sell, or solicitation for the purchase or sale, or spinning out or off, any direct or indirect interest in or assets of an **Insured Fund** (or prospective fund or entity);

(4)     advice, service, statement, acts, omissions or other activities of an **Insured** in connection with, but not limited to, the acquisition and management of commercial real estate loans, securities and other commercial real estate-related debt investments and real estate equity interests, first mortgage loans, second mortgage loans, mezzanine debt, loan participations, senior or subordinated mortgage loan components, controlling and non-controlling equity, CMBS bonds, public and private debt securities; and preferred and non-preferred equity;

(5)     identifying and evaluating lending, real-estate related debt and equity, and other investment opportunities, negotiating, managing, financing and monitoring investments and achieving dispositions for such investments;

(6)     providing, funding, structuring, arranging, negotiating, syndicating, securitizing, closing or monitoring of, or any transaction involving any equity, debt, convertible or other financial interest or obligation by or on behalf of or for the benefit of any **Insured Fund** or any assets, securities or other interests owned by, or on behalf of or for the benefit of any **Insured Fund**;



(7)     advice, service, act omission, statement or other activity performed by an **Insured** in connection with or arising from (i) the granting or extending or refusal to grant or extend any credit, loan, debt or other financing; (ii) any financing transaction or (iii) declaring an event of default, accelerating any obligation, foreclosing on any asset(s) or security or otherwise exercising any remedy with respect to any obligation;

(8)     payment of any proceeds from the operation, retirement, repayment, disposition and/or refinancing of any investment or portion thereof that is distributed to an investor in an **Insured Fund**;

(9)     selection, oversight, management, identification, monitoring or evaluation of, or research, review, analysis of due diligence regarding the selection, oversight, management, identification, monitoring or evaluation of any portfolio manager or any investment fund or other investment that is not an **Insured**;

(10)    services of an **Insured Person** as an **Outside Director**;

(11)    the investment in or formation, capitalization, disposition of, purchase or sale of, offer to purchase or sell a **Portfolio Company,** or any securities issued by a **Portfolio Company**;

(12)    the providing of management or advisory services to a **Portfolio Company**;

(13)    the creation, distribution, marketing (including passive marketing in relation to the Alternative Investment Fund Managers Directive 2011/61/EU of the European Parliament), sale of securities in, management or administration of any **Insured Fund**;

(14)    the provision of technology services and products performed for others by the **Insured** or on behalf of the **Insured** by any person or entity; or

(15)    the selection, oversight and direction by any **Insured** of any person or entity performing **Professional or Technology Services** on behalf of the **Insured Organization**;

**Professional and Technology Services** does not include services involving the formation, operation, management, or sponsorship, of any **Special Purpose Acquisitions Company (SPAC) or Special Purpose Acquisition Rights Company (SPARC)**.

**Restricted Notification** means when the **Insured** is prevented from disclosing the existence of any **Claim** to the Insurer due to any legal or regulatory prohibition, following any investigation or enquiry commenced by or on behalf of any regulatory body or any police or prosecuting authority anywhere in the world.

**Retired Insured Person** means any former **Insured Person** who, other than by reason of disqualification, relinquished, ceased to act or retired from their position within an **Insured Organization** prior to or during the **Policy Period** and has not subsequently resumed or assumed the position of an **Insured Person**.

**Scheduled AIFM** means the entity listed in the Appendix of this Policy, but solely in respect of its services to an **AIF**.

**Settlement Agreement** means any agreement made by the **Insured Organization** (with the prior written consent of the **Insurer**) with a **Third Party**, in order to set aside permanently any potential or actual litigious matter or disagreement between an **Insured** and a **Third Party**.

**Special Purpose Acquisitions Company (SPAC) or Special Purpose Acquisition Rights Company (SPARC)** means any company that is formed for the purpose of raising capital through an initial public offering or rights issue.



**Subsidiary** means any entity:

(1)     in which more than fifty percent (50%) of the voting stock or other equity interest is owned or was owned by any **Insured Organization**, either directly or through one or more of its Subsidiaries; or

(2)     in which the **Insured Organization** controls or controlled, directly or through one or more of its Subsidiaries, the right to elect or appoint the general partner, managing member, or more than fifty percent (50%) of the directors, trustees, members, partners, or board of management; or

(3)     which becomes so owned after the inception date of this Policy, provided the assets of the organization do not exceed thirty-five percent (35%) of the consolidated assets of the **Insured Organization** on the inception date of this Policy; or

(4)     which, for an **Insured Organization**, serves as the legal owner of any investment and/or as a pass-through conduit or special purpose vehicle to facilitate the making of any **Portfolio Company** investment.

**Subsidiary** shall not include any **Portfolio Company** or **Non-Profit Entity**.

Any **Claims** for **Wrongful Acts** that were carried out before the date a **Subsidiary** qualified as a **Subsidiary**, or **Insured Events** concerning matters, occurring or arising before the date a **Subsidiary** qualified as a **Subsidiary** shall not be covered.

**Third Party** means any natural person or entity who deals at arm's length with an **Insured Organization** and which neither controls or is controlled by such **Insured Organization** and which is not:

(i)     an **Insured**;

(ii)     any other natural person or entity having a significant financial investment or executive role in the operation or management of an **Insured**; or

(iii)     any person or entity who can by virtue of any legal, equitable or commercial right or interest control or influence the board of directors or the management of an **Insured Organization** or which can be influenced or controlled by an **Insured Organization** in a similar manner.

**Wrongful Act** means:

(1)     with respect to Insuring Agreement A. and B. and all applicable Optional Insuring Agreements, Extensions and Optional Extensions, if included, any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act committed by the **Insured Organization** or any **Insured Person** solely in their capacity as such, or any matter claimed against an **Insured Person** solely by reason of their status as an **Insured Person** or as a **Controlling Person** or selling shareholder;

(2)     with respect to Insuring Agreement C. and all applicable Optional Insuring Agreements, Extensions and Optional Extensions, if included, any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act committed by any **Insured Organization**, **Insured Person** or any other person or entity for whom the **Insured Organization** is legally liable;



(3)     with respect to Insuring Agreement D. and all applicable Optional Insuring Agreements, Extensions and Optional Extensions, if included, any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act committed by the **Insured Person** while serving as an **Outside Director**, or any matter claimed against such **Insured Person** solely by reason of the status of such **Insured Person** as such **Outside Director**.

**Wrongful Employee Benefit Act** means any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act committed (or omitted) by any **Insured** in connection with the creation, administration, operation or termination of an **Employee Benefit Plan**.

**Wrongful Employment Act** means any actual or alleged:

(1)     discrimination, including any violation of any federal, state, local or foreign law prohibiting discrimination in employment, including the Americans with Disabilities Act of 1990, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Law of 1964, the Pregnancy Discrimination Act of 1978, the Civil Rights Act of 1866, the Equal Pay Act of 1963, the Genetic Information Nondiscrimination Act of 2008, the Family and Medical Leave Act of 1993, the Older Workers Benefit Protection Act of 1990, or any rule or regulation promulgated thereunder;

(2)     sexual or other harassment in the workplace or abusive or hostile work environment;

(3)     termination, actual or constructive, of an employment relationship in any manner which is allegedly against the law;

(4)     wrongful demotion, retaliation, misrepresentation, promissory estoppel and intentional interference with contract which arises from an employment relationship;

(5)     libel, slander, defamation, infliction of emotional distress or mental anguish, humiliation, false imprisonment, invasion of privacy and other personal injury allegations which arise from the employment relationship;

(6)     breach of an implied employment contract and breach of the covenant of good faith and fair dealing in the employment contract;

(7)     employment terminations, disciplinary actions, demotions or other employment decisions which violate public policy or the Family Medical Leave Act or similar state law;

(8)     violations of the Uniformed Services Employment and Reemployment Rights Act;

(9)     breach of an employee's federal, state or local civil rights including, but not limited to, any violation of the Civil Rights Act of 1966 or 42 U.S.C. Section 1983;

(10)    retaliation against an **Insured Person** including, but not limited to, retaliation for filing claims under the Federal False Claims Act, retaliation in connection with whistleblowing;

(11)    wrongful deprivation of career opportunity which arises from the employment relationship but only with respect to (1) or (2) above;

(12)    negligent hiring, negligent supervision or negligent retention or failure to adopt or enforce adequate employment or workplace policies and procedures; and



(13)     any **Wrongful Third Party Employment Act.**

**Wrongful Securities Act** means any actual or alleged act, error, omission, breach of duty, neglect, misstatement or misleading statement committed by an **Insured Organization** but solely with respect to that **Insured Organization's** own securities (and not any securities they own as investments);

**Wrongful Third Party Employment Act** means any actual or alleged:

(1)     discrimination, including any violation of any federal, state, local or foreign law prohibiting discrimination in employment, including the Americans with Disabilities Act of 1990, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Law of 1964, the Pregnancy Discrimination Act of 1978, the Civil Rights Act of 1866, the Equal Pay Act of 1963, the Genetic Information Nondiscrimination Act of 2008, the Family and Medical Leave Act of 1993, the Older Workers Benefit Protection Act of 1990, or any rule or regulation promulgated thereunder; or

(2)     sexual or other harassment in the workplace or abusive or hostile work environment;

in relation to a person or persons other than an employee with whom an **Insured** interacts within the scope of its **Professional or Technology Services.**

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



# ENDORSEMENTS

## RETROACTIVE DATE

The Insurer shall not be liable to make any payment of Loss resulting from any acts, omissions or events occurring before 27th December 2021.

All others terms, exclusions and conditions remain unaltered



## SANCTIONS LIMITATION CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100A
5 October 2023



## WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes **Loss**, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the **Loss**;

1.  war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2.  any act of terrorism.

For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes **Loss**, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Underwriters allege that by reason of this exclusion, any **Loss**, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Assured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918



## NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD) (U.S.A.) (AMENDED)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-

Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or Garage Liability),

not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I.      Under any Liability Coverage, to injury, sickness, disease, death or destruction

    (a)      with respect to which an **Insured** under the policy is also an **Insured** under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an **Insured** under any such policy but for its termination upon exhaustion of its **Limit of Liability**; or

    (b)      resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act 1954. or any law amendatory thereof, or (2) the **Insured** is, or had this Policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II.     Under any Medical Payments Coverage. or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect to bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III     .Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

    (a      )the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an **Insured** or (2) has been discharged or dispersed therefrom;

    (b)      the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an **Insured**; or

    (c)      the injury, sickness, disease, death or destruction arises out of the furnishing by an **Insured** of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.



IV.     This Endorsement shall not apply to:

(i)     any **Claim** against an **Insured Person** covered under Insuring Agreement A.1 or B.1.;

(ii)    any direct or derivative **Claim** by a security holder, lender or creditor (including, without limitation any bankruptcy or other insolvency estate or any trustee thereof) of, or investor in, a Fund, an **Insured** or any real estate assets owned or invested in by an **Insured** or any **Claim** by the Securities and Exchange Commission (or other similar governmental agency, authority or body);

(iii)   any **Claim** based upon, arising out of, in consequence of, or in any way involving **Professional or Technology Services**; or

(iv)    any non-indemnifiable **Claim**.

V.      As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; "nuclear material" means source material, special nuclear material or by-product material; "source material," "special nuclear material", and "by-product material" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "waste" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "nuclear facility" means

(a)     any nuclear reactor,

(b)     any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c)     any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the **Insured** at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d)     any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste,

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "nuclear reactor" means any apparatus designed or used to sustain nuclear fission in a self supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "injury" or "destruction" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

\* NOTE: -As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

(Based on NMA1256)



## <u>RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE-LIABILITY-DIRECT (U.S.A.) (AMENDED)</u>

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause-Liability-Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A., its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

This Endorsement shall not apply to:

(i)     any **Claim** against an **Insured Person** covered under Insuring Agreement A.1 or B.1.;

(ii)    any direct or derivative **Claim** by a security holder, lender or creditor (including, without limitation any bankruptcy or other insolvency estate or any trustee thereof) of, or investor in, a Fund, an **Insured** or any real estate assets owned or invested in by an **Insured** or any **Claim** by the Securities and Exchange Commission (or other similar governmental agency, authority or body);

(iii)   any **Claim** based upon, arising out of, in consequence of, or in any way involving **Professional or Technology Services**; or

(iii)   any non-indemnifiable **Claim**.

(Based on NMA1477)



## INSTITUTE RADIOACTIVE CONTAMINATION, CHEMICAL, BIOLOGICAL, BIO.CHEMICAL AND ELECTROMAGNETIC WEAPONS EXCLUSION CLAUSE

This clause shall be paramount and shall override anything contained in this insurance inconsistent therewith:

1. In no case shall this insurance cover loss damage liability or expense directly or indirectly caused by or contributed to, by or arising from:

    1.1 ionizing radiations from or contamination by radioactivity from any nuclear fuel or from any nuclear waste or from the combustion of nuclear fuel;

    1.2 the radioactive, toxic, explosive or other hazardous or contaminating properties of any nuclear installation, reactor or other nuclear assembly or nuclear component thereof;

    1.3 any weapon or device employing atomic or nuclear fission and/or fusion or other like reaction or radioactive force or matter;

    1.4 the radioactive, toxic, explosive or other hazardous or contaminating properties of any radioactive matter. The exclusion in this sub-clause does not extend to radioactive isotopes, other than nuclear fuel, when such isotopes are being prepared, carried, stored, or used for commercial, agricultural, medical, scientific or other similar peaceful purposes;

    1.5 any chemical, biological, bio-chemical, or electromagnetic weapon.

10/11/03

CL370



## SMALL ADDITIONAL OR RETURN PREMIUMS CLAUSE (U.S.A.)

NOTWITHSTANDING anything to the contrary contained herein and in consideration of the premium for which this Insurance is written, it is understood and agreed that whenever an additional or return premium of USD 2 or less becomes due from or to the **Insured** on account of the adjustment of a deposit premium, or of an alteration in coverage or rate during the term or for any other reason, the collection of such premium from the **Insured** will be waived or the return of such premium to the **Insured** will not be made, as the case may be.

NMA1168



## U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED
## NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of an inclusive premium of USD {insert} paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2020, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Insurer will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

All other terms, conditions, limitations and exclusions remain unaltered.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



<u>**U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED**</u>
<u>**NOT PURCHASED CLAUSE**</u>

*This Clause is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended as summarized in the disclosure notice.*

It is hereby noted that the Insurers have made available coverage for "insured losses" directly resulting from an "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA") and the **Insured** has declined or not confirmed to purchase this coverage.

This Insurance therefore affords no coverage for losses directly resulting from any "act of terrorism" as defined in TRIA except to the extent, if any, otherwise provided by this policy.

All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

LMA5219
12 January 2015



## <u>PROPERTY MANAGEMENT SERVICES EXCLUSION – OPTIONAL</u>

It is hereby understood and agreed that any **Claims** arising out of, based upon, or attributable to **Property Management Services** are excluded from this Policy.

**Property Management Services** means physical maintenance, oversight or management of real estate; solicitation, evaluation, and securing of tenants, management of tenant relations, collection of rent, and processing evictions; development, implementation and ongoing management of real estate management plans and budgets; development, implementation, and ongoing management of risk management plans for real estate; procurement, development, implementation, and management of contracts and subcontracts necessary to the day to day operation and maintenance of real estate; architectural, construction, surveying or related services; hotel management services; and personnel administration and record keeping connected to real estate.

All other terms, conditions, limitations and exclusions remain unaltered.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



# DATA PROTECTION POLICY CLAUSE FOR COMMERCIAL LINES POLICIES (NO CONSENT)

## Personal information

Your insurance cover includes cover for individuals who are either insureds or beneficiaries under the policy (individual insureds). We (the Lloyd's underwriter(s) identified in the contract of insurance) and other insurance market participants collect and use relevant information about individual insureds to provide you with your insurance cover and to meet our legal obligations.

This information includes individual insured's details such as their name, address and contact details and any other information that we collect about them in connection with your insurance cover. This information may include more sensitive details such as information about their health and criminal convictions.

We will process individual insureds' details, as well as any other personal information you provide to us in respect of your insurance cover, in accordance with our privacy notice(s) and applicable data protection laws.

## Information notices

To enable us to use individual insureds' details in accordance with applicable data protection laws, we need you to provide those individuals with certain information about how we will use their details in connection with your insurance cover.

You agree to provide to each individual insured our short form information notice, which we have provided to you in connection with your insurance cover, on or before the date that the individual becomes an individual insured under your insurance cover or, if earlier, the date that you first provide information about the individual to us.

## Minimization and notification

We are committed to using only the personal information we need to provide you with your insurance cover. To help us achieve this, you should only provide to us information about individual insureds that we ask for from time to time.

You must promptly notify us if an individual insured contacts you about how we use their personal details in relation to your insurance cover so that we can deal with their queries.

LMA9154
25 April 2018



# DATA PROTECTION SHORT FORM INFORMATION NOTICE (LAYER 1)

Your personal information notice

## Who we are

We are the Lloyd's underwriter(s) identified in the contract of insurance and/or in the certificate of insurance.

## The basics

We collect and use relevant information about you to provide you with your insurance cover or the insurance cover that benefits you and to meet our legal obligations.

This information includes details such as your name, address and contact details and any other information that we collect about you in connection with the insurance cover from which you benefit. This information may include more sensitive details such as information about your health and any criminal convictions you may have.

In certain circumstances, we may need your consent to process certain categories of information about you (including sensitive details such as information about your health and any criminal convictions you may have). Where we need your consent, we will ask you for it separately. You do not have to give your consent and you may withdraw your consent at any time. However, if you do not give your consent, or you withdraw your consent, this may affect our ability to provide the insurance cover from which you benefit and may prevent us from providing cover for you or handling your claims.

The way insurance works means that your information may be shared with, and used by, a number of third parties in the insurance sector for example, insurers, agents or brokers, reinsurers, loss adjusters, sub-contractors, regulators, law enforcement agencies, fraud and crime prevention and detection agencies and compulsory insurance databases. We will only disclose your personal information in connection with the insurance cover that we provide and to the extent required or permitted by law.

## Other people's details you provide to us

Where you provide us or your agent or broker with details about other people, you must provide this notice to them.

## Want more details

For more information about how we use your personal information please see our full privacy notice(s), which is/are available online on our website(s) or in other formats on request.

## Contacting us and your rights

You have rights in relation to the information we hold about you, including the right to access your information. If you wish to exercise your rights, discuss how we use your information or request a copy of our full privacy notice(s), please contact us, or the agent or broker that arranged your insurance who will provide you with our contact details.

LMA9151 / 25 April 2018



## EU AUTOMATIC COVERAGE (ACQUISITIONS / ADDITIONS / ADDITIONAL INSUREDS) CLARIFICATION CLAUSE (ON OR AFTER BREXIT)

In respect of **Named Insured 1** of this Policy only, any automatic coverage provided by the terms and conditions of this contract of (re)insurance for:

1.      entities acquired by, merged with, or established by, the (re)insured;

2.      property or other interests acquired by the (re)insured;

3.      additional (re)insureds (or funds);

shall not apply to the extent that, as a result of the United Kingdom's withdrawal from the European Union on 31 January 2020, the (re)insurer is not permitted by applicable law or regulation to provide that coverage and/or would become exposed to legal or regulatory sanction as a consequence of providing that coverage.

If this clause conflicts with any other clause in the contract of (re)insurance, the terms of this clause shall prevail.

All other terms, conditions, limitations and exclusions remain unaltered.

LMA5337



## CYBER RISKS ENDORSEMENT
## (FOR USE WITH FINANCIAL INSTITUTION WORDINGS)

A **Loss** (as defined in the Policy to which this endorsement is attached) due to any actual or alleged **Wrongful Act** (as defined in the Policy to which this endorsement is attached) arising out of a **Cyber Act** or a **Cyber Incident** will be payable subject to all of the terms, conditions, warranties and exclusions of this Policy or endorsed hereon.

Notwithstanding the provisions set out in 1 above, this Policy does not cover:

(i)     Any **Investigation** (as defined in the Policy to which this endorsement is attached) or any fines or penalties as a result of a **Cyber Act** or a **Cyber Incident**;

(ii)     any costs or expenses of whatsoever nature incurred by the **Insured** (as defined in the Policy to which this endorsement is attached) to notify individual data subjects following the actual or suspected access to or acquisition of personally identifiable information resulting from a **Cyber Act** or a **Cyber Incident**. This includes, but is not limited to, the cost of crisis consultancy; legal advice and services; print and mailing; contact centre services; the provision of any identity/credit protection product or service.

### Definitions

**Computer System** means any computer, hardware, software, communications system, electronic device (including, but not limited to, smart phone, laptop, tablet, wearable device), server, cloud or microcontroller including any similar system or any configuration of the aforementioned and including any associated input, output, data storage device, networking equipment or back up facility, owned or operated by the **Insured** (as defined in the Policy to which this endorsement is attached) or any other party.

**Cyber Act** means an unauthorised, malicious or criminal act or series of related unauthorised, malicious or criminal acts, regardless of time and place, or the threat or hoax thereof involving access to, processing of, use of or operation of any **Computer System**.

**Cyber Incident** means:

(i)     any error or omission or series of related errors or omissions involving access to, processing of, use of or operation of any **Computer System**; or

(ii)     any partial or total unavailability or failure or series of related partial or total unavailability or failures to access, process, use or operate any **Computer System**.

LMA5478

13 November 2020



## <u>NON-STACKING ENDORSEMENT</u>

In the event that any loss covered under this Policy is also covered by any other contract(s) of insurance to which the Insurers subscribe (or would be covered but is not because the limit of liability or sum insured of said other contract(s) of insurance has been exhausted in whole or in part) it is agreed that the Limit of Liability of this Policy shall be reduced by the amount of loss provided by said other contract(s) of insurance. In the event that this endorsement shall have effect, it is understood that the maximum amount payable by the Insurers shall not exceed the available Limit of Liability of this Policy or the available limit of liability or sum insured of said other contract(s) of insurance, whichever is the highest.

Except as otherwise provided in this endorsement, all terms, provisions and conditions of this Certificate shall have full force and effect.



<u>**INVESTMENT MANAGER AND FUND**</u>
<u>**CRIME INSURANCE ENDORSEMENT**</u>

It is hereby understood and agreed that in consideration of the payment of, or agreement to pay, the additional premium for this Crime Insurance Endorsement and subject to all of the applicable provisions of the Investment Management Insurance Policy ("this Policy") to which this Endorsement attaches, that this Policy is amended as follows:

1.      The Declarations are amended as follows:

      A.      The Optional Insuring Agreements under Item 2: (**Limit of Liability**) of the Declarations are amended by the inclusion of the following:

| Insuring Agreement G (Crime Insurance): | USD 5,000,000 |
|---|---|

      B.      The Optional Extensions under Item 2: (**Limit of Liability**) of the Declarations are amended by the inclusion of the following:

| G.1 (Premises and Transit) | Included |
|---|---|
| G.2 (Office Contents) | Included |
| G.3(Extortion) | Included |
| G.4(Fraudulent Retention of Funds or Property) | Included |
| G.5 (Incomplete Transactions) | Included |
| G.6(Social Engineering) | Not Included |
| G.7 (Interest Receivable or Payable) | Included |
| G.8. (Fees, Costs and Expenses) | Included |
| G.9. (Difference in Conditions to Prior Policy or Form 14 Bond) | Included |

      C.      The Optional Insuring Agreements under Item 3: (**Retentions**) of the Declarations are amended by the inclusion of the following:

| Insuring Agreement G (Crime Insurance): | USD 150,000 |
|---|---|

      D.      Item 6. (**Prior Policy**) of the Declarations is amended to include the following:

| Prior Bond Policy: | Not Applicable |
|---|---|

2.      Optional Insuring Agreement G. (Crime Insurance) is added as follows:

      **G.      CRIME INSURANCE**

      The Insurer will indemnify the **Insured Organization** for **Crime Loss** which is first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable) and which is incurred:

      (i)      as a direct result of any **Act of Infidelity** committed by any **Employee**; or



(ii)     as a direct result of:

(a)     any **External Crime**, committed by **Any Other Person**;

(b)     any malicious act (which is not otherwise covered by **Computer or Telephonic Misuse**) committed by **Any Other Person** with the intent to cause the **Insured Organization** to sustain a **Crime Loss**.

3.     The following are added as Optional Extensions:

**Coverage Extensions applying to the Optional Insuring Agreement G (Crime Insurance) only:**

**G.1     PREMISES AND TRANSIT**

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable) and which is incurred as a direct result of the physical loss of, damage to, or actual destruction or disappearance of, **Property**:

(i)     within the **Premises** or within the interior of any banking premises or similar recognised place of safe deposit of **Property** or the premises of any **Custodian** of **Property**; or

(ii)     whilst in transit anywhere.

**G.2     OFFICE CONTENTS**

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable) and which is incurred as a direct result of damage to **Office Contents** caused by any **Illegal Act** or by vandalism or malicious mischief or by any other violent or forcible means.

**G.3     EXTORTION**

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is incurred as a direct result of funds or **Property** being surrendered or delivered (including but not limited to the transfer of funds or **Property** or the causing of funds or **Property** to be transferred) as a direct result of any **Extortion Threat** first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable), provided that:

(a)     the person receiving the **Extortion Threat** has, where might reasonably be expected, made an effort to report the extortionist's threat to the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position or a director, member, managing member, partner or general partner of the **Insured Organization**; and

(b)     an effort has been made, where might reasonably be expected, to report the extortionist's threat to the local, state or federal law enforcement authorities; and

(c)     if reported as provided in (a) above, the aforementioned Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position or director, member, managing member, partner or general partner is satisfied that the person making the threat is capable of carrying it out and that the threatened action is technologically feasible.



**G.4    FRAUDULENT RETENTION OF FUNDS OR PROPERTY**

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is incurred as a direct result of **Fraudulent Retention** by a third party recipient of any funds or **Property** first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable), by reason of:

(i)     the misdirection or erroneous transfer of such funds or **Property** by the **Insured Organization** or by a **Financial Organization** acting upon instructions from the **Insured Organization**, to a third party recipient account other than that actually intended; or

(ii)    the transfer of such funds or **Property** by the **Insured Organization** or by a **Financial Organization** acting upon instructions from the **Insured Organization**, to a third party recipient account in an amount greater than that actually intended.

Special Condition

The **Insured Organization** shall make all reasonable efforts to secure the recovery of such funds or **Property**.

**G.5    INCOMPLETE TRANSACTIONS**

Cover is extended to indemnify the **Insured Organization** for loss resulting directly from the **Insured Organization's** liability to third parties as a direct result of the **Insured Organization's** failure or inability to complete any transaction by reason of:

(i)     a **Crime Loss** covered under Optional Extensions G.1 (Premises and Transit), G.2 (Office Contents), G.3 (Extortion) or G.4 (Fraudulent Retention of Funds or Property); or

(ii)    any **External Crime** covered under Optional Insuring Agreement G. (Crime Insurance).

**G.6    SOCIAL ENGINEERING**

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is incurred as a direct result of a **Fraudulently Induced Instruction** first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable).

Further, for the purposes of any cover provided by this Optional Extension only, **Crime Loss** shall not include any result of any **Lending** or **Trading**, and the definition of **Trading** herein shall mean any trading or other dealings in securities, commodities, futures, options, foreign or Federal funds, currencies, foreign exchange or the making in investments of such and the like.

**G.7    INTEREST RECEIVABLE OR PAYABLE**

Cover is extended to include the loss of any interest which would have been receivable but for a **Crime Loss** covered under this Policy or which becomes payable by the **Insured Organization** resulting directly from a **Crime Loss** covered under this Policy.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



### G.8    FEES, COSTS AND EXPENSES

**A**.    **Verification Costs**

Cover is extended to indemnify the **Insured Organization** for **Verification Costs** incurred as a result of a **Crime Loss** covered by this Policy.

Indemnity under this clause A. is sub-limited to USD 100,000 in the aggregate (such sub-limit shall form part of and not be in addition to the **Limit of Liability**). No Retention shall be applied to this clause A.

**B**.    **Crime Defense Costs**

Cover is extended to indemnify the **Insured Organization** for **Crime Defense Costs** incurred as a result of a **Claim** for a **Crime Loss** first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable).

Such **Crime Defense Costs** shall for the purposes of the application of any **Retention** be deemed to be part of the **Crime Loss** in respect of which they have been incurred such that only one **Retention** shall apply to the combined total of that **Crime Loss** and such **Crime Defense Costs**.

It is agreed that the **Insured Organization** shall have the right and duty to defend and contest any **Claim** made against them. The Insurer shall be entitled to participate in the defence and in the negotiation of any settlement that involves or appears reasonably likely to involve the Insurer making a payment for **Crime Loss** under this Policy.

**C**.    **Preparation Costs**

Cover is extended to indemnify the **Insured Organization** for **Preparation Costs** incurred as a result of a **Crime Loss** covered by this Policy.

Indemnity under this clause C. is sub-limited to USD 100,000 in the aggregate (such sub-limit shall form part of and not be in addition to the **Limit of Liability**). No Retention shall be applied to this clause C.

**D**    .**Identity Fraud Costs**

Cover is extended to indemnify the **Insured Organization** for **Identity Fraud Costs** incurred as a result of an **Identity Fraud Discovered** during the **Policy Period**.

Indemnity under this clause D. is sub-limited to USD 100,000 in the aggregate (which shall form part of and not be in addition to the **Limit of Liability)** and shall apply in excess of ten per cent (10%) of the Retention rather than the full Retention.



**E.     Data Breach Costs**

Cover is extended to indemnify the **Insured Organization** for **Data Breach Costs** as a direct result of a **Data Security Breach** following a **Crime Loss** covered under this Policy.

Special Condition

It is a condition of cover under this clause E. that it was the practice and procedure of the **Insured Organization** to install available software product updates and releases and apply security-related software patches.

Indemnity under this clause E. is sub-limited to USD 100,000 in the aggregate (which shall form part of and not be in addition to the **Limit of Liability**) and shall apply in excess of ten per cent (10%) of the Retention rather than the full Retention.

**G.9     DIFFERENCE IN CONDITIONS TO PRIOR BOND POLICY** OR **FORM 14 BOND**

If the Insurer is not liable for **Crime Loss** under this Policy, but cover would have been available to any **Insured Organization** based upon the terms, conditions and exclusions of:

(i)     the **Prior Bond Policy**; and/or

(ii)    a Standard Form No. 14 Bond (Revised to October 1987) as issued by the Surety & Fidelity Association of America ("Form 14");

then this Policy shall provide cover in accordance with the terms, conditions and exclusions of the **Prior Bond Policy** or Form 14.

If the amount of any sub-limit under the **Prior Bond Policy** or Form 14 for any **Crime Loss** is greater than any sub-limit provided by this Policy for the same **Crime Loss**, then the sub-limit under this Policy for such **Loss** shall be increased to the same amount as that provided under the **Prior Bond Policy**.

The Declarations shall be deemed to be amended accordingly in accordance with this provision with respect to the relevant **Crime Loss**.

In no way shall this Optional Extension serve to cover any difference in conditions clause in the **Prior Bond Policy** or increase the **Limit of Liability**, and all sub-limits payable under this Policy shall be part of, and not in addition to, the **Limit of Liability.**

For the purposes of this Optional Extension, **Prior Bond Policy** shall mean the policy stated in Item 6 of the Declarations.

4.     Sub-clause (a) of Extension 3 (Extended Reporting Period) is deleted and replaced as follows:

(a)     If this Policy is cancelled or not renewed by the **Named Insured** or not renewed by the Insurer, then the **Named Insured** (on behalf of all **Insureds**) shall have the right:

(i)     automatically of sixty (60) days at no additional premium; or



(ii)     of any of the periods shown in Item 5. of the Declarations upon payment of an additional premium calculated at the applicable percentage specified therein of the total annual premium for this Policy,

to an Extension of the coverage granted by this Policy with respect to:

(1)     any **Claim** first made during the period of time set forth in Item 5. of the Declarations after the effective date of such cancellation or, in the event of such non-renewal or refusal to renew, after the Policy expiration date, but only with respect to:

(A)     any **Wrongful Acts**;

(B)     any **Insured Events** concerning matters, occurring or arising,

before the date of cancellation or expiration date;

(2)     any **Crime Loss** first **Discovered** during the period of time set forth in Item 5. of the Declarations after the effective date of such cancellation or, in the event of such non-renewal or refusal to renew, after the Policy expiration date, but only with respect to any act(s) or omission(s) committed or event(s) occurring before the date of cancellation or expiration date.

If the period set forth in (a) (ii) above is purchased by the **Named Insured**, the period set forth in (a) (i) above shall be part of and not in addition to the set forth in (a) (ii) above.

5.     The following is added to the Exclusion Section of this Policy.
**Exclusions applying to the Optional Insuring Agreement G (Crime Insurance) and applicable Optional Extensions, if included, only:**

The Insurer shall not be liable to make any payment under Optional Insuring Agreement G (Crime Insurance) or any applicable Optional Extension, if included, for:

- **Authorized Access**

  **Crime Loss** resulting from the input of **Data** at an authorized electronic terminal by a client, or customer of any **Investment Manager** or investor in any **Insured Fund**, or another person who had authorized access to the client's or customer's or investor's authentication mechanism, unless:

  (i)     such client, customer or investor or such other person was accessing the **Insured Organization's Computer System** for a purpose not pre-agreed by the **Insured Organization** and such act was committed with the intent to cause the **Insured Organization** to sustain a **Crime Loss** or to obtain an improper financial gain; or

  (ii)     such **Crime Loss** is covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i) or Optional Extension G.6 (Social Engineering).

- **Business Interruption**

  Any sum arising out of, based upon or attributable to business interruption (including loss of computer time or use).



- **Confidential Information**

  Loss of, or arising from the accessing of, any confidential information (including but not limited to trade secrets, **Computer Programs** or customer information), except to the extent that any such confidential information is used to support or facilitate the commission of an act covered by this Policy.

- **Costs**, **Fees and Expenses**

  Costs, fees or other expenses incurred in establishing the existence or amount of **Crime Loss** covered under this Policy, or incurred as a party to any legal proceeding, except as provided under Optional Extension G.8. (Fees, Costs and Expenses).

- **Directors / Partners Infidelity**

  **Crime Loss** resulting wholly or partially from any dishonest, fraudulent or malicious act of any director, partner, general partner, member or managing member of the **Insured Organization**, except to the extent that the director, partner, general partner, member or managing member is an **Employee,** within the meaning of sub-clause (iii) of such definition.

- **Employee Infidelity**

  **Crime Loss** resulting directly or indirectly from any dishonest, fraudulent or malicious act of any **Employee** unless covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i).

- **Extortion**

  **Crime Loss** due to extortion unless covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i), or Optional Extension G.3 (Extortion).

- **Fines**, **Penalties or Damages**

  Fines, penalties or damages of any type for which the **Insured Organization** is legally liable, except with respect to damages covered under Optional Extension G.5 (Incomplete Transactions).

- **Fraudulent Features in Computer Programs**

  **Crime Loss** resulting from fraudulent features contained in **Computer Programs** developed for sale to or that were sold to multiple clients or customers at the time of their acquisition from a vendor or consultant, unless:

  (i)     no other purchaser of the **Computer Programs** has notified the same vendor or consultant of the same fraudulent features during the period of thirty (30) days from the date of **Discovery**; or

  (ii)    at the time of **Crime Loss** such fraudulent features were contained solely on the **Computer Programs** of the **Insured Organization** and not present on **Computer Programs** sold to any other client or customer; or



(iii) such fraudulent features were inserted subsequent to the date of acquisition;

(iv) such **Crime Loss** is covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i).

- **Indirect or Consequential Loss**

  Indirect or consequential loss of any nature, except as provided under Optional Extensions G.5 (Incomplete Transactions), G.7 (Interest Receivable or Payable) or G.8 (Fees, Costs and Expenses), or to the extent provided for under Section XVIII. (Basis of Valuation).

- **Loss or Deprivation of Potential Income**

  Any sum representing loss or deprivation of potential income or profits to the **Insured Organization,** except as provided under Optional Extensions G.5 (Incomplete Transactions) or G.7 (Interest Receivable or Payable), or to the extent provided for under Section XVIII. (Basis of Valuation).

- **Mechanical Failure, etc.**

  Any sum arising out of, based upon or attributable to mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Storage Media** failure or breakdown or any malfunction or error in programming or errors or omissions in processing except to the extent that the occurrence of any of the foregoing enable the commission of an act covered by this Policy.

- **Nuclear**

  **Crime Loss**, expense, liability or consequential loss of whatsoever nature arising out of, based upon or attributable to:

  (i) ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel; or

  (ii) )the radioactive, toxic, explosive or other hazardous properties of any explosive nuclear assembly or nuclear component thereof.

- **Prior Discovery / Discovery Outside the Policy Period**

  **Crime Loss**:

  (i) **Discovered** prior to the inception date of the **Policy Period**, or

  (ii) **Discovered** subsequent to the expiry of the **Policy Period** or the **Extended Reporting Period** (if applicable).



- **Property Damage**

  any sum attributable to loss of, damage to, or destruction of:

  (i)     any **Office Contents** or **Premises**, unless covered under Extension G.2 (Office Contents);

  (ii)    any property as a result of fire, other than **Property**;

  (iii)   any property, including **Property**, whatsoever by reason of wear, tear, gradual deterioration, moth or vermin;

  (iv)    any property (other than **Property**) as a result of looting, rioting, or any act of God or nature, including hurricane, typhoon, earthquake, and subterranean fire.

- **Property in the Mail**

  Any sum attributable to loss of any **Property** while in the custody of any postal service, other than **Property** sent via registered mail, recorded delivery or courier or when such loss is covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i).

- **Social Engineering**

  **Crime Loss** due to **Fraudulently Induced Instruction** unless covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i) or Optional Extension G.6 (Social Engineering).

- **Source Documentation**

  **Crime Loss** resulting directly or indirectly from the **Insured Organization** having acted or relied upon **Data** (including **Data** contained in a third party originated electronic communication) provided to the **Insured Organization** which **Data** represents fictitious, dishonest or fraudulent:

  (i)     financial accounts or financial records;

  (ii)    statements of account;

  (iii)   valuations of investments or real property; or

  (iv)    other statements of condition intended to obtain or gain access;

  to:

  (a)    a loan or guarantee;

  (b)    actual or committed investment funds;

  (c)    the proceeds of insurance or assurance policies;

  held by, or from, the **Insured Organization,** unless covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i).



- **War**

    **Crime Loss** or damage which arises directly or indirectly out of war, invasion, act of foreign enemy, hostilities or warlike operations (whether war has been declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportion of or amounting to a popular uprising, military or usurped power, martial law, riot or the act of any lawfully constituted authority.

6.    Section III. (**Limit of Liability** / Reinstatement of Limit if a Recovery, Retentions and Date of Claim) is amended as follows:

    (1)    Sub-clause A. is deleted and replaced as follows:

        A.    The Insurer shall be liable to pay **Loss** or **Crime Loss** in excess of the amount of the Retentions set forth in Item 3. of the Declarations for Insuring Agreements A., B., C., and D. and Optional Insuring Agreements E., F., and G. and any applicable Extensions and applicable Optional Extensions, if included, up to each Insuring Agreement's **Limit of Liability** and the Overall Policy Aggregate Limit of Liability, as set forth in Item 2. of Declarations of this Policy.

    (2)    Sub-clause B. is deleted and replaced as follows:

        B.    In the event that a single **Claim** or single **Crime Loss** is covered under more than one Insuring Agreement then only the largest of the applicable Retentions as set forth in Item 3. of the Declarations shall apply.

    The Retention shall not apply with respect to any **Employee Benefit Plan** where such **Employee Benefit Plan** is required by law to comply with the Employee Retirement Income Security Act 1974 (ERISA) in the United States of America (USA).

    (3)    Sub-clause E. is deleted and replaced as follows:

        E. Payments of **Loss** or **Crime Loss** by the Insurer shall reduce the **Limit of Liability.**

    (4)    Sub-clause H. is deleted and replaced as follows:

        H.    Notwithstanding anything contained in this Section IV above and subject to sub-clause C of Section X. (Assistance, Cooperation, Subrogation and Recoveries), the amount of any eroded **Limit of Liability** following payment of **Loss** or **Crime Loss**, shall be reinstated to the extent of an amount equal to such amounts recovered by the Insurer.

    If this Policy provides a reinstatement of the **Limit of Liability**, this Section H shall only apply once such reinstatement has subsequently been exhausted or eroded.



7.   The first paragraph of Section IV. (Settlements and Defense) sub-clause A. is deleted and replaced as follows:

   A.   No payment, settlement negotiations or settlement agreements shall occur and no **Costs and Expenses** or **Crime Defense Costs, Verification Costs**, **Preparation Costs**, **Identity Fraud Costs** or **Data Breach Costs**, shall be incurred without the Insurer's prior written consent, though such consent is not to be unreasonably delayed or withheld (other than as provided for under Optional Extension 2 (Mitigation / Cost of Correction), if included).

8.   The heading of Section VI. (Notification of any Claim or Circumstance) is amended to "Section VI. Notification of any Claim or Circumstance or Discovery and Notification of any Crime Loss".

   This Section VI. is further amended as follows:

   (1)   Sub-clause A. (1) is amended by the inclusion of the following:

      **Applicable to Optional Insuring Agreement G. (Crime Insurance) and any applicable Optional Extension:**

      Other than as provided for in sub-clause (2) below, the **Insured Organization** shall:

      (a)   give written notice to the Insurer of a **Crime Loss** as soon as reasonably practicable but in any event no later than sixty (60) days after such **Crime Loss** is **Discovered**;

      (b)   provide the Insurer with all reasonably requested information and documents and co-operate with the Insurer as far as is reasonable in all matters pertaining to the notified **Crime Loss**; and

      (c)   furnish the Insurer with affirmative sworn proof of **Crime Loss** with all relevant particulars in their possession within six (6) months after giving written notice of such **Crime Loss** to the Insurer (or within such further period as agreed to in writing by the Insurer).

   (2)   Sub-clause A. (2) is deleted and replaced as follows:

      Notwithstanding anything contained in sub-clause A. (1) above, it is agreed to waive notification to the Insurer where the total amount of any **Claim** or **Crime Loss**, in the opinion of the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses**, neither exceeds nor appears to have the potential to exceed the **Notification Threshold**.

      If the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses** shall at any time subsequently learn that the total amount of any such **Claim** or **Crime Loss** will exceed, or appears to have the potential to exceed, the **Notification Threshold**, such **Claim** or **Crime Loss** shall be notified to the Insurer as soon as reasonably practicable, but in any event within sixty (60) days after the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses** acquires such knowledge, which shall be deemed to be the date such **Claims** are first made or such **Crime Losses** are **Discovered**.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



In making its determination of whether or not the amount of any **Loss** or **Crime Loss** involves an actual or potential quantum in excess of the **Notification Threshold**, the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses** shall take into account the possibility of a single **Claim** or single **Crime Loss** and shall view the **Notification Threshold** accordingly. In the absence of information concerning a **Claim** or **Crime Loss** sufficient to enable the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses** to judge the potential amount to exceed the **Notification Threshold**, such C**laim** or **Crime Loss** should be reported forthwith.

(3)     Sub-clause A. (3) is deleted and replaced as follows:

The requirement contained in sub-clause (1) above to give notice of a **Claim** or **Crime Loss** shall be suspended and of no effect if such notice is in respect of a **Restricted Notification**.

The suspension of the requirement to notify the Insurer of any **Claim** or **Crime Loss** under sub-clause (1) above in respect of a **Restricted Notification** shall end when and to the extent that the relevant legal or regulatory prohibition is lifted. Such notification, if permitted to do so by the regulatory body or the police or prosecuting authority, shall be accompanied by evidence as to why the **Insured** was initially prevented from disclosing the existence of any **Claim** or **Crime Loss** to the Insurer.

Once such legal or regulatory prohibition has been lifted, the **Insured** shall provide written notice of the **Claim** or **Crime Loss** that was subject to such **Restricted Notification**, to the Insurer as soon as reasonably practicable. On such notification, the **Claim** shall be deemed to have been made or the **Crime Loss** shall be deemed to have been **Discovered** and the Insurer notified at the time the **Named Insured**'s General Counsel first became aware of the **Claim** or **Crime Loss**.

9.     The first paragraph of Section VII. (Other Insurance) is deleted and replaced as follows:

If **Loss** arising from a **Claim** or any **Crime Loss** is insured by another valid and collectible policy or policies offering materially similar coverage, then this Policy shall apply only in excess of the amount of any applicable deductibles, Retentions and Limits of Liability under such other policy or policies, whether such other policy or policies are stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written specifically excess of this Policy by reference in such other policy or policies to the Policy Number indicated on this Policy's Declarations page.

10.    Section VIII. (General Conditions), sub-section B (Acquisitions, Mergers and Consolidations) is deleted and replaced as follows:

**B.     ACQUISITIONS, MERGERS AND CONSOLIDATIONS**

(1)     In the event the **Insured Organization**, after the inception date of this Policy, acquires any other entity or acquires substantially all of the assets of another entity or merges with or is consolidated with another entity such that the **Insured Organization** is the surviving entity, coverage shall be afforded for:



(a)     **Loss** arising from any:

     (i)     **Wrongful Acts**;

     (ii)    **Insured Events** concerning matters, occurring or arising,

subsequent to such acquisition, merger or consolidation for **Claims** first made within ninety (90) days of the effective date of such acquisition, merger or consolidation;

(b)     **Crime Loss** arising from any acts or omissions committed or events occurring subsequent to such acquisition, merger or consolidation for **Crime Losses Discovered** within ninety (90) days of the effective date of such acquisition, merger or consolidation.

After ninety (90) days, coverage under this Policy shall only be provided to the **Insured** if:

(a)     written notice of such transaction or event was given to the Insurer by the **Insured Organization**; and

(b)     the **Insured Organization** provides the Insurer with such information in connection therewith as the Insurer deems necessary; and

(c)     the **Insured** accepts any special terms, conditions, exclusions or additional premium charge required by the Insurer.

However, the provisions of this Section VIII.B.(1), shall not apply to any acquired entity qualifying as a "**Subsidiary**" pursuant to Section XV (Definitions) of this Policy. Such a newly-acquired **Subsidiary** shall be automatically covered under this Policy. However, any **Wrongful Act,** or **Insured Event** or **Crime Loss** concerning matters occurring or arising before the date of acquisition relating to such **Subsidiary** shall not be covered.

(2)     In the event:

(a)     the **Insured Organization** merges with or is consolidated with another entity such that the **Insured Organization** completely ceases to actively engage in its primary business; or

(b)     another entity, person or group of entities and/or persons acting in concert, acquires securities or voting rights which result in ownership or voting control by the other entity(ies) or persons of greater than fifty per cent (50%) of the outstanding securities representing the present right to vote for the election of directors or select general partners of the **Insured Organization**;

then, coverage under this Policy shall continue until termination of the Policy, but only with respect to:



      (A)      **Loss** arising from **Claims** for any:

           (i)      **Wrongful Acts**;

           (ii)      **Insured Events** concerning matters, occurring or arising,

      prior to such acquisition, merger, or consolidation;

      (B)      **Crime Loss** arising from any acts or omissions committed or events occurring prior to such acquisition, merger or consolidation.

The **Insured Organization**(s) shall give written notice of such merger, consolidation or acquisition to the Insurer as soon as reasonably practicable together with such information as the Insurer may require. The full annual premium for the **Policy Period** shall be deemed fully earned immediately upon the occurrence of any event outlined in items (a) or (b) above.

**Applicable to Optional Insuring Agreement G. (Crime Insurance) and any applicable Optional Extension only:**

(3)      This Policy shall cease to provide cover for **Crime Loss** in respect of any subsequent acts or omissions of an **Employee**, which occur after the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting **Crime Losses**, not in collusion with such person, shall first learn of any **Act of Infidelity** on the part of the **Employee** whenever committed, but without prejudice to the loss of **Property** in transit in the custody of such person at the time the **Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting **Crime Losses** shall so learn of such **Act of Infidelity**.

(4)      This Policy shall cease to provide cover in respect of any subsequent dishonest, fraudulent or malicious act committed by any partner, director, officer or **Employee** of any **Service Bureau**:

      (a)      as soon as the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting **Crime Losses** not in collusion with such person, shall learn of any dishonest, fraudulent or malicious act committed by any partner, director, officer or **Employee** of such **Service Bureau** at any time against the **Insured Organization**, without prejudice to the loss of **Property** then in transit in the custody of such person; or

      (b)      fifteen (15) days after receipt by the **Named Insured** of a written notice from the Insurer of their desire to cancel this Policy as to such **Service Bureau**.

11.      Section VIII. (General Conditions), sub-section F (Order of Payments) is deleted and replaced as follows:



Insurance | Risk Management | Consulting

**F.    ORDER OF PAYMENTS**

The Insurer will pay **Loss** or **Crime Loss** covered under this Policy in the order in which such **Loss** or **Crime Loss** is presented to the Insurer for payment.

Notwithstanding the forgoing, in the event that the **Loss** is a **Loss** which is covered under Insurance Agreement C of this Policy for an amount in excess of the **Limit of Liability** and results from a **Claim** which is made against both the **Scheduled AIFM** and any other **Insured** (including the entity listed in Appendix I attaching to this Policy in respect of any non-**AIF** services), the Insurer will pay the **Loss** of the Scheduled AIFM which is covered under Insurance Agreement C of this Policy first.

Furthermore, save that where it appears that in the reasonable opinion of the chairman or chief executive officer (or equivalent) of the **Named Insured** that the **Limit of Liability** and the limits of liability of any valid and collectible policies which operate in excess of this Policy may not be sufficient to pay the **Loss** of each **Insured Person** which is covered under Insurance Agreements A (1) or B (1) of this Policy after giving due consideration and priority to the existence of or likelihood of any **Loss** of the **Scheduled AIFM**, the **Named Insured** may instruct the Insurer to:

(i)    first pay **Loss** which is covered under Insurance Agreements A (1) or B (1); and

(ii)    thereafter, with respect to any remaining balance of the **Limit of Liability** is available after payment of such **Loss** in accordance with sub-clause (i) above, pay such other **Loss** or **Crime Loss** for which cover is provided under this Policy.

As an alternative to the provision set forth in sub-clause (ii) above, with respect to whatever remaining amount of the **Limit of Liability** is available after payment of the **Loss** referred to in sub-clause (i) above, the chairman or chief executive officer (or equivalent) of the **Named Insured** may stipulate in writing to receive the said balance in respect of **Loss** or **Crime Loss** for which cover is provided under this Policy. Such chairman or chief executive officer (or equivalent) is to confirm in writing that such balance will be held in trust for payment to the various **Insured Persons** and the **Insured Organizations** who have suffered such **Loss** or **Crime Loss** in accordance with the provisions set forth in sub-clauses (i) and (ii) above.

The Insurer shall have no obligation to pay **Loss** or **Crime Loss** after the exhaustion of the **Limit of Liability** regardless of whether the **Insured Organization** has declined or deferred payment.

The bankruptcy or insolvency of any **Insured** or any **Insured Person** shall not relieve the Insurer of any of their obligations to prioritize payment of covered **Loss** or **Crime Loss** under this Policy.

12.    Sub-clause (vi) of Section VIII. (General Conditions), sub-section G (Policy Interpretation) is deleted and replaced as follows:

(vi)    references to positions, offices or titles shall include their equivalents in any jurisdiction in which a **Claim** is made or **Crime Loss** is **Discovered**.



13.     Sections XV., XVI., XVII., and XVIII. are added to the Policy as follows:

**Applicable to Optional Insuring Agreement G. (Crime Insurance) and any applicable Optional Extension:**

**XV.     TRANSIT**

Transit is deemed to commence upon receipt of **Property** or other items by the transporting person or organization and to end immediately upon delivery to the designated recipient or agent.

**XVI.    POSSESSION OF INSTRUMENTS**

Any **Document** or **Security** must be in the actual physical possession of the **Insured Organization**, its correspondent bank or designated agent (including any **Custodian**) or **Financial Organization** when acting on their behalf, at the time the **Insured Organization**, its correspondent bank or designated agent (including any **Custodian**) or **Financial Organization** acting on their behalf, acts or relies upon any such item.

**Crime loss** sustained by any nominee organised by the **Insured Organization** for the purpose of handling certain of its business transactions shall be deemed to be **Crime Loss** sustained by the **Insured Organization**.

**XVII.   NOMINEES**

Direct financial loss sustained by any nominee organised by the **Insured Organization** for the purpose of handling certain of its business transactions shall be deemed to be direct financial loss sustained by the **Insured Organization**.

**XVIII   .BASIS OF VALUATION**

The valuation of any **Crime Loss** under this Policy shall be determined as follows:

(a)     Deductions

Deductions shall be made in respect of any **Property** received from any source whatsoever, including payments and receipt of principal, interest, dividends, commissions and the like, whenever received (except as stated under sub-clause (g) below), directly arising from and in connection with any matter from which an indemnifiable **Crime Loss** has arisen.

(b)     Securities

(i)     If **Securities** are able to be reissued then the **Insured Organization** may reissue them, or arrange for them to be reissued, with the prior consent of the Insurer (such consent not to be unreasonably delayed or withheld) and the value of those **Securities** shall be the actual cost of their reissue plus any interest charges incurred in doing so.



   (ii)  To the extent that the **Limit of Liability** is not exhausted by the **Insured Organization** in the reissuing of **Securities** in accordance with sub-clause (b) (i) above, the **Crime Loss** shall also include any premium required to be paid by the **Insured Organization** to purchase lost instrument bonds for the reissuing of duplicate **Securities** without reference to their total face value.

   (iii)  The **Crime Loss** shall also include any sums which the **Insured Organization** may be required to pay either during the **Policy Period** or any time thereafter by reason of any lost instrument bonds issued or purchased by the **Insured Organization** as referred to in sub-clause (b) (ii) above.

   (v)  The **Insured Organization** shall pay the cost of obtaining such lost instrument bond referred to sub-clause (b) (iii) above for that portion of the **Crime Loss** which falls within the applicable **Retention** or which is in excess of the **Limit of Liability** remaining available for the payment of **Crime Loss**.

   (vi)  The Insurer shall reimburse the **Insured Organization** for the cost of obtaining such lost instrument bond referred to in sub-clause (b) (iii) above, for that **Crime Loss** which exceeds the applicable **Retention** and is within the **Limit of Liability**.

   (vii)  If for any reason it is not possible to re-issue **Securities**, the value of such **Securities** shall be the actual market value thereof, determined by that published in the Financial Times in the United Kingdom or equivalent local daily financial newspaper on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

  (c)  <u>Precious metals</u>

    The value of precious metals shall be the actual market value, determined by that published in the Financial Times in the United Kingdom or equivalent local daily financial newspaper on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

  (d)  <u>Data, Electronic Communications and Computer Programs</u>

   (i)  To the extent that a **Crime Loss** comprises solely the cost of reconstituting **Data**, **Electronic Communications** or **Computer Programs** following the **Impairment** of such **Data**, **Electronic Communications** or **Computer Programs**, the valuation of such **Data**, **Electronic Communications** or **Computer Programs** shall be the cost of labour for the actual transcription or copying in order to reproduce such **Data**, **Electronic Communications** or **Computer Programs**, including the cost of purchasing a software licence necessary to reproduce such **Data**, **Electronic Communications** or **Computer Programs**.

    If **Data** or **Computer Programs** were purchased from a third party, the valuation of **Data** or **Computer Programs** shall be the purchase price of that **Data** or **Computer Programs** from that third party if that price is less than the cost of transcription or copying.



(ii)     If **Data** cannot be reproduced and that **Data** represents:

(A)     **Securities**, or financial instruments having a value, then the valuation shall be as indicated in sub-clause (b) (Securities) above;

(B)     an evidence of debt, then the valuation of such items shall be as indicated in sub-clause (b) (Securities) above; if such evidence of debt cannot be valued as indicated in sub-clause (b) (Securities) above, then the evidence of debt shall be valued in accordance with sub-clause (j) (Lending) below.

In the event that it is not possible to value the evidence of debt as indicated in sub-clause (b) (Securities) above or in accordance within sub-clause (j) (Lending) below, then the valuation of such evidence of debt shall be the actual monetary value of the debt on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day);

(C)     **Money**, then the valuation of such **Data** shall be its actual monetary value at the time of **Crime Loss**. However, in the event that such **Crime Loss** is suffered in a currency other than the currency stated in the Declarations, then the valuation of such **Data** shall be as indicated in sub-clause (h) (Currency Valuation) below.

(e)     Storage media

The value of **Storage Media** shall be the replacement cost of **Storage Media** of the equivalent kind or quality plus the value of any **Data** or **Computer Programs** stored on such **Storage Media**, as described in sub-clause (d) (**Data**, **Electronic Communications** and **Computer Programs**) above.

(f)     Books of accounts and records

The value of books of accounts or other records used by the **Insured Organization** in the conduct of their business, shall be the cost of blank books, blank pages or other materials plus the cost of labour and computer time for the actual transcription or copying of **Data** which shall have been furnished by the **Insured Organization** in order to reproduce such books and other records.

(g)     Other Property

In the case of the loss of, damage to, or destruction of any property, other than as described in sub-clauses (b) to (f) above, the value of such property shall be the actual market value thereof at the time of **Crime Loss** or the actual cost of repairing or replacing such property with property or material of like quality or value, whichever is less.

(h)     Currency valuation

In the event that a **Crime Loss** is suffered in a currency other than the currency stated in the Declarations, the value thereof shall be the actual market value, determined by that published in the Financial Times in the United Kingdom or equivalent local daily financial newspaper, at the close of business on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).



(i)     <u>Loss of subscription</u>

The value of any loss of subscription, redemption, conversion or deposit privileges through the misplacement, loss of or damage to any **Security** or **Data** representing a **Security**, or **Storage Media** upon which such **Data** is stored or recorded shall be the closing London market value of such privileges immediately preceding the expiration thereof.

(j)     <u>Lending</u>

The value of **Lending** shall be:

(i)     the amount of monies paid out, advanced or withdrawn by the **Insured Organization**;

less

(ii)    all monies received and able to be lawfully retained by the **Insured Organization** from any source whatsoever, including payments and receipt of interest, principal, commissions, or similar compensation,

in relation to such **Lending**.

(k)     <u>Interest receivable or payable</u>

The amount of any interest receivable or payable shall be calculated by applying the average of the Bank of England base rate (or, if interest is awarded against the **Insured Organization** in a jurisdiction other than that of England and Wales, the applicable central bank base rate) in force between the time of sustaining a direct financial loss and the day of **Discovery**.

15.     The heading of "Section XV. Definitions" is amended to "Section XIX. Definitions".

16.     Unless otherwise defined below, any terms in this Endorsement that appear in bold typeface shall have the same meaning as defined, if at all, in this Policy.

- **Act of Infidelity**

    any dishonest, fraudulent or malicious act wherever committed, and whether committed alone or in collusion with others, including loss of, damage to, or destruction of **Property** or the **Impairment** of any **Data** as a direct result of any such acts by any **Employee(s)**.

    However, it is agreed that concerning **Lending** and **Trading**, **Act of Infidelity** only means any dishonest or fraudulent act:

    (a)     committed with the intent to obtain improper financial gain for:

    (1)     the **Employee** who committed the dishonest or fraudulent act; or

    (2)     any person or organization acting in collusion with such **Employee** who committed the dishonest or fraudulent act; or

    (b)     which results in any transfer of funds or **Property** to an innocent third party which the **Employee** knew to be unauthorized.



The term 'improper financial gain' shall not mean salaries, fees, commission, bonuses and similar **Employee** benefits earned in the normal course of employment, including salary increases and promotions, other than payments made by the **Insured Organization** to an **Employee** in the form of bonuses, commissions or profit sharing as a result any dishonest, fraudulent or malicious act covered hereunder.

- **Any Other Person**

  any natural person who is not an **Employee**.

- **Bill of Exchange**

  an unconditional order in writing, addressed by one person to another, signed by the addresser, requiring the addressee to pay on demand or at a fixed or determinable future time a sum certain in **Money** to or to the order of a specified person, or to bearer.

- **Certificate of Deposit**

  a written acknowledgement by a **Financial Organization** of a deposit with promise to pay to depositor, to his order, or to some other person or to his order said deposit with interest on a specified date.

- **Cheque**

  a **Bill of Exchange** drawn on a **Financial Organization** directing it to pay the sum specified on demand.

- **Claim**

  any demand, claim, suit, or legal proceeding with respect to which the **Insured Organization** establishes that the act(s) or omission(s) which are thereby alleged to have been committed (or omitted) or the event(s) thereby alleged to have occurred would, entitle the **Insured Organization** to recovery under this Policy if a **Crime Loss** resulted therefrom.

- **Computer or Telephonic Misuse**

  (i)      the **Impairment** of any **Data**, **Uncertificated Security**, **Computer Programs**, **Electronic Communications** or **Voice Initiated Instructions** upon which the **Insured Organization**, or any **Financial Organization** acting on their behalf, has acted or relied (including such action or reliance represented by the automated functions of such entities' **Computer System**s); or

  (ii)     a customer or client of an **Investment Manager** or investor in any **Insured Fund**, a **Financial Organization** or a **Service Bureau** having acted or relied upon any **Electronic Communications** or **Voice Initiated Instructions** either purporting to have been, but were not, directed by the **Insured Organization** (or by any **Financial Organization** acting on their behalf), or the **Impairment** of the same; or



(iii)    the **Investment Manager** or **Insured Fund** or any **Financial Organization** acting on their behalf, having acted or relied upon any **Electronic Communications** or **Voice Initiated Instructions** purporting to have been, but were not, directed by a client or customer of an **Investment Manager** or investor in any **Insured Fund**, a **Financial Organization** or a **Service Bureau**, or the **Impairment** of the same; or

(iv)    the introduction or activation of any **Malicious Code**; or

(v)    any act which would constitute an offence under the UK Computer Misuse Act 1990 or Computer Fraud and Abuse Act 1986 (USA) or any similar legislation in any other jurisdiction.

- **Computer Programs**

    computer programs which include facts or statements converted to a form usable in a **Computer System** that acts upon **Data**.

- **Computer System**

    a computer and all input, output, processing, storage (including cloud computing, third party hosted system, infrastructure, platform, application or off-line media libraries), intranets or communication facilities, including related communication or open systems networks and extranets which are connected to such a device.

    **Computer System** shall also include any Internet or media enabled smartphones, televisions, handheld tablets or similar devices with similar capabilities, whether data or Wi-Fi enabled.

- **Corporate Identity**

    the publicly available **Data** on file within the **Computer System** of an **Insured Organization** or an official registry or of any other party which relates to the **Insured Organization's** formation and genuine identity, including memoranda and articles of association, returns or filings required by statute, official records of regulatory authorisations, licence or permits and records of legal compliance or infractions, and the purpose of which is to publicly document, authenticate or prove the existence and good standing of the entity or which may be relied upon by investors, **Financial Organization**s, vendors, credit reporting authorities and others in assessing and establishing the **Insured Organization's** credit ratings and/or good standing.

- **Counterfeit**

    the imitation of any instrument such that the **Insured Organization** or any **Financial Organization** acting on their behalf is deceived on the basis of the quality of the imitation so as to believe that said item is the authentic original instrument.

    Fictitious instruments which merely contain fraudulent misrepresentations of fact and are genuinely signed or endorsed are not **Counterfeit**.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



- **Crime Defense Costs**

  reasonable legal fees, costs and expenses incurred by the **Insured Organization** in the investigation, adjustment, dismissal, discharge, defence, settlement and/or appeal of any **Claim**.

  **Crime Defense Costs** shall not include remuneration of any **Employee**, cost of their time or costs or overheads of any **Insured Organization**.

- **Crime Loss**

  the direct financial loss sustained at any time by the **Insured Organization** as a result of any single act, single omission or single event, or a series of related or continuous acts, omissions or events arising out of, based upon or attributable to the same originating cause, source or event. A series of related or continuous acts or omissions or events (including all acts or omissions of one natural person or in which such natural person is concerned or implicated) up to the time of **Discovery** shall be treated as a "single **Crime Loss**" for all purposes of this Policy.

  **Crime Loss** includes any payment made or fees, costs and expenses incurred in accordance with and to the extent of cover provided under any applicable Optional Extension or applicable endorsement to this Policy.

- **Custodian:**

  (i)     any central securities depository or international securities depository (and any agent or sub-custodian of a central securities depository or international central securities depository);

  (ii)     a person or organization with which the **Insured Organization** has a written or electronic agreement for the provision of purchasing services, safekeeping, registration and entitlement records for the **Insured Organization** in connection with **Securities**.

  Sub-paragraph (ii) above shall also include a sub-custodian, being a natural person or organization involved in the provision of custodial services in relation to **Securities** and subject to regulation and supervision by a regulatory body or agency or government, with which the custodian enumerated in (ii) above has a written or electronic agreement for the provision of such services.

- **Data**

  facts or information (including text, numbers, sound and images) converted to a form usable in a **Computer System** or an **Electronic Communication System** and which is stored on or capable of being stored on **Storage Media** for use by **Computer Programs**.



- **Data Breach Costs**

    reasonable fees, costs and expenses (other than regular or overtime wages, salaries or fees of the directors or officers of the **Insured Organization** or **Employees**) incurred by the **Insured Organization** incurred within a period of ninety (90) days from the date of **Discovery** of the **Data Security Breach**, for:

    (i)     hiring security experts, forensic investigators or similar experts to determine the existence and cause of an unauthorised appropriation and/or disclosure of personal or confidential information;

    (ii)    notifying natural person customers or clients of the **Investment Manager** or investors of any **Insured Fund** who have been affected by an unauthorized appropriation and/or disclosure of personal or confidential information;

    (iii)   hiring external lawyers to determine the mandatory actions required by any regulator;

    (iv)    credit monitoring services (to the extent required by applicable **Data** protection laws) in respect of natural persons affected by an unauthorised appropriation and/or disclosure of personal or confidential information;

    (v)     establishing, publicising and running call center services; and

    (vi)    restoring or recreating **Data**, or determining whether **Data** can or cannot be restored or recreated.

- **Data Security Breach**

    unauthorized accessing of personal or confidential information of natural person customers or clients of the **Investment Manager** or investors in any **Insured Fund** held by or for or on behalf of the **Insured Organization** (including on a computer, a personal computer or on any **Storage Media**).

- **Discovered** or **Discovery**

    when the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting **Crime Losses** first:

    (i)     becomes aware of any act, omission or event which causes that Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position to believe that a **Crime Loss** (other than **Crime Defense Costs** or an award of direct compensatory damages to a third party) is reasonably likely to be covered by this Policy, even though the exact amount or details of such act, omission or event are not known at the time of discovery;

    (ii)    receives notice of an actual or potential **Claim** which causes that Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position to believe that **Crime Defense Costs** or an award of direct compensatory damages to a third party is reasonably likely to be incurred by or made against the **Insured Organization** and covered by this Policy.

Arthur J. Gallagher (UK) Limited is authorised and regulated by the Financial Conduct Authority.
Registered Office: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered in England and Wales.
Company Number: 1193013. www.ajg.com/uk VAT Reg No GB 484 7462 09



Such **Discovery** shall constitute knowledge possessed or **Discovery** made by every **Insured Organization**.

- **Document**

  any **Certificate of Deposit**, **Letter of Credit**, acceptance, stock redemption forms, stock transfer forms, **Promissory Note**, **Withdrawal Order** or receipt for the withdrawal of funds or **Property**, money order, orders upon public treasuries, or any similar instruments of value serving the same purpose.

- **Draft**

  a **Bill of Exchange** payable on demand drawn by or on behalf of a **Financial Organization** upon itself.

- **Electronic Communications**

  communications that have been transmitted or delivered electronically:

  (i)     through an **Electronic Communication System**;

  (ii)    via the **Internet**, **Intranet** or **Extranet**; or

  (iii)   through communications recorded on **Data** or **Storage Media**.

- **Electronic Communication System**

  any automated communication system or any **Computer System** which provide the **Insured Organization**, or any **Financial Organization** acting on their behalf, or a **Service Bureau**, with direct access to the **Computer System** of another **Financial Organization** and vice versa, including any cash management system and any other communications systems or computer based system which allows dematerialized communications between the **Insured Organization** and other parties.

  **Electronic Communications System** shall include, but not be limited to:

  (a)     electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), Clearing House Automated Payment System (CHAPS), VocaLink or Bacs, the funds transfer system for the transfer of preauthorised recurring debits and credits of an automated clearing house which is a member of the National Automated Clearing House Association and similar automated communication systems;

- **Employee**

  any:

  (i)     natural person under:

          (a)     a contract of employment (be it full time, part-time, seasonal or temporary);



(b)     contract of service;

(c)     apprenticeship,

with the **Insured Organization**;

(ii)     natural person working under the direct control and supervision of the **Insured Organization**;

(iii)    director, officer, partner, general partner, member or managing member of the **Insured Organization** when performing acts coming within the scope of the usual duties of an employee of the **Insured Organization** or while acting as a member of a committee duly elected or appointed by resolution of the board of directors (or equivalent management body) of the **Insured Organization** to perform specific acts, as distinguished from general directorial acts, on behalf of the **Insured Organization**;

(iv)    solicitor, other than sole practitioner, retained by the **Insured Organization**, or any employee of such solicitor, whilst providing or purporting to provide services exclusively for the **Insured Organization**;

(v)     trustee, fiduciary, administrator, or officer of any **Plan**;

(vi)    company or person(s) authorized by a written or implied contract (including but not limited to a **Service Bureau**) to perform accounting, **Data** processing of cheques, payroll or computing or printing services outsourced by the **Insured Organization**;

(vii)   natural person who was but is no longer an employee of the **Insured Organization** (as defined herein) through retirement or otherwise, for a period not exceeding sixty (60) days from the date of termination of employment or appointment with the **Insured Organization**, other than when such termination is as a result of an **Act of Infidelity**;

(viii)  employee of the **Insured Organization** (as defined herein), who the **Insured Organization** is unable to identify by name, but whose act(s) has caused a **Crime Loss** covered under this Policy, provided that the evidence submitted by the **Insured Organization** establishes on a balance of probabilities that the **Crime Loss** was due to the act of an unidentified employee of the **Insured Organization** (as defined herein);

(ix)    **Custodian** or employee of such **Custodian** while carrying out services for or on behalf of the **Insured Organization**;

(x)     consultants engaged to provide services to the **Insured Organization**.

The term **Employee** does not mean any independent broker, independent financial adviser, or any similar agent or independent representative remunerated on a sales or commission basis unless specifically agreed by the Insurer and endorsed to this Policy.



- **Employee Benefit Plan**

    any pension, employee benefit, welfare benefit, share saver or share option plan or charitable fund or foundation established or maintained by or on behalf of the **Investment Manager** for the benefit of the past, present and/or future employees of the **Investment Manager** or their respective beneficiaries, including any **ERISA Plan**.

- **ERISA**

    the Employee Retirement Income Security Act of 1974 (USA).

- **ERISA Plan**

    any employee welfare or pension benefit plan (established, maintained or sponsored on behalf of the past, present and/or future directors, officers or employees of an **Investment Manager** or their respective beneficiaries) that qualifies under Section 412 of **ERISA** (as amended).

- **External Crime**

    (i)     any theft or dishonest act;

    (ii)    the **Forgery**, **Counterfeiting** or **Fraudulent Alteration** of, on or in any **Property** or **Instruction** which the **Insured Organization** or any **Financial Organization** acting on their behalf, has acted or relied upon; or

    (iii)   **Computer or Telephonic Misuse**.

- **Extortion Threat**

    Any threat communicated to the **Insured Organization** to:
    (i)     do bodily harm to a director, officer, trustee, member, managing member, partner or general partner of the **Insured Organization** or an **Employee** or a relative or invitee of such persons who is, or allegedly is, being held captive or is under threat anywhere; or

    (iv)    cause disruption to the business of the **Insured Organization** or to cause damage to the **Premises** or **Property** of the **Insured Organization** or for which the **Insured Organization** is legally liable.

    **Extortion Threat** does not include any threat involving the introduction, use, or activation of ransomware or any other similar malware that could deny or restrict access to a **Computer System** owned or used by an **Insured Organization**, or cause the disclosure of confidential or sensitive information from a **Computer System** owned or used by an **Insured Organization**, or in any way damage the **Insured Organization's** business.

- **Extranet**

    an internal computer network that has been selectively opened to the **Insured Organization's** suppliers, customers, or strategic allies via the **Internet**.



- **Facsimile**

  a system of transmitting written documents by means of electronic signal over telephone lines to equipment maintained by the **Insured Organization** for the purpose of reproducing or displaying a copy of said document; it does not mean **Electronic Communications**.

- **Financial Organization**

  (i)     any bank, credit institution, financial institution, undertaking for collective investment in securities, investment firm, building society, friendly society or similar entity;

  (ii)    a recognised investment exchange, recognised clearing house, designated investment exchange or designated clearing house, overseas investment exchange or overseas clearing house;

  (iii)   any regulated investment exchange or clearing house of the same type and nature as described in (ii) above operating in any other country worldwide; or

  (iv)    any **Custodian**.

- **Forgery** or **Forged**

  the hand-written signing or endorsing of the name of another genuine person or a copy of another genuine person's signature used without authority and with intent to deceive; it does not include the signing or endorsing in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

  Mechanically or electronically produced or reproduced signatures are treated the same as hand-written signatures.

  Any endorsement upon a written instrument of value of a fictitious name, or an endorsement upon a written instrument of value procured in a face-to-face transaction of the name of anyone impersonated, shall be deemed to be a **Forged** endorsement.

- **Fraudulent Alteration**

  a material alteration to an instrument for a fraudulent purpose by a person other than the person who was authorised to sign the instrument.

- **Fraudulent Retention**

  (a)     the wrongful retention of funds or **Property** by a third party recipient without contractual or other legal right to such retention;

  (b)     the inability to recover any funds or **Property** erroneously transferred into the account of a third party recipient, despite all reasonable efforts to secure such recovery, solely because:

  (i)     the third party recipient is unknown; or

  (ii)    such funds or **Property** have been misappropriated.



- **Fraudulently Induced Instruction**

    an electronic, telegraphic, cable, teletype, telefacsimile, telephone or written instruction directing the transfer, payment or delivery of funds or **Property**, communicated by the **Insured Organization** or an **Employee** and based upon an instruction received and relied upon by the **Insured Organization** or the **Employee** which was transmitted by:

    (i)    a person purporting to be a director, officer, partner, member, sole proprietor or other **Employee**, who was authorized by the **Insured Organization** to instruct other **Employees** to transfer, pay or deliver funds or **Property**;

    (ii)   a person purporting to be:

        (1)    a vendor or customer or client of the **Insured Organization** (including but not limited to any director, officer, partner, member, sole proprietor or employee of such vendor or such customer or client of the **Insured Organization**);

        (2)    an investor in any **Insured Fund;** or

    (iii)  a **Financial Organization** acting on behalf of a vendor, customer or client of the **Insured Organization** or investor in any **Insured Fund**, with authority to make such instructions;

    but which was in fact fraudulently transmitted by someone else without the knowledge of that **Insured Organization**, that **Employee**, that vendor, customer or client, or that **Financial Organization**.

- **Identity Fraud**

    the fraudulent modification, alteration or corruption, or theft of any **Corporate Identity** by an **Employee** or **Any Other Person**.

- **Identity Fraud Costs**

    all reasonable:

    (i)    legal and/or professional fees, costs and expenses incurred by the **Insured Organization**:

        (a)    to correct or reinstate public records following an **Identity Fraud**;

        (b)    when applying for civil proceedings to be dismissed or withdrawn on the basis that the alleged liability resides with the perpetrator of the **Identity Fraud**, and not the **Insured Organization** or its directors, members, managing members, partners, general partners or officers;

        (c)    when applying for criminal proceedings to be dismissed or withdrawn on the basis that the alleged offence was not committed by the **Insured Organization** but by the perpetrator of the **Identity Fraud**;



(ii)     fees, costs and expenses of a private investigation agency, incurred by or on behalf of the **Insured Organization**, to investigate the identity of the perpetrator and his or her modus operandi in connection with **Identity Fraud**;

(iii)    costs of rewriting or amending the **Insured Organization's** software programs or systems, where such rewriting or amending is necessary to correct the programs or amend the security codes following an **Identity Fraud**;

(iv)    fees, costs and expenses, to procure public relations services to redress adverse publicity or reputational injury due to **Identity Fraud**.

**Identity Fraud Costs** shall not include remuneration of any **Employee**, cost of their time or costs or overheads of any **Insured Organization**.

- **Illegal Act**

  any actual or attempted theft, burglary, robbery, hold-up or larceny.

- **Impaired** or **Impairment**

  any actual or attempted dishonest, fraudulent or malicious preparation, input, modification, destruction, deletion or abstraction.

- **Instruction**

  any written or printed instruction or advice, or **Facsimile** directed to the **Insured Organization** or to a **Financial Organization** acting on their behalf, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or **Property**.

- **Insured Organization**

  any **Investment Manager, Insured Fund** or **Employee Benefit Plan.**

- **Internet**

  the world-wide group of connected networks which allow access to the **Insured Organization's Computer System** via the use of internet service providers or any form of on-line services provider.

- **Intranet**

  an internal computer network using **Internet** technology that is intended to be accessed only by the **Insured Organization** and its **Employee**s.

- **Lending**

  (i)     the offering of any loan or transaction in the nature of, or amounting to, a loan or extension of credit, including a lease, made by or obtained by or from the **Insured Organization**; or

  (ii)    the offering of any note, account, invoice, agreement or other evidence of debt, assigned or sold by or to, or discounted or otherwise acquired by the **Insured Organization**.



- **Letter of Credit**

  an engagement in writing by a **Financial Organization** made at the request of a customer that the issuer will honor **Drafts** or other demands for payment upon compliance with the conditions specified in the engagement.

- **Malicious Code**

  any unauthorized, corrupting or harmful software code(s), including but not limited to computer virus(es), Trojan horse(s), keystroke logger(s), cookie(s), spyware(s), adware(s), worm(s) and logic bomb(s).

  **Malicious Code** shall not include any ransomware or any other similar malware that could deny or restrict access to a **Computer System** owned or used by an **Insured Organization**, or cause the disclosure of confidential or sensitive information from a **Computer System** owned or used by an **Insured Organization**, or in any way damage the **Insured Organization's** business.

- **Money**

  cash (including currency, coins, banknotes and Federal Reserve Notes), bullion, **Cheques**, travelers cheques, registered cheques, postal orders and money orders held for sale to the public.

- **Office Contents**

  the furnishings, fixtures, equipment, tangible computer related equipment, alarms, stationery, record books, supplies or safes and vaults, or any property (including but not limited to personal computers and software, stock and contents on the **Premises**) either owned by the **Insured Organization** or for which the **Insured Organization** is liable or the personal property of **Employees** or clients or customers whilst on the **Premises**.

- **Premises**

  any building or property:

  (i)      owned, leased or rented; or

  (ii)     occupied permanently or temporarily (following a major business interruption event or otherwise),

  by the **Insured Organization** as a place to conduct their business.

- **Preparation Costs**

  reasonable fees, costs and expenses incurred and/or paid by the **Insured Organization** for independent outside accountants, solicitors or other specialists or professional persons to determine, or attempt to determine the amount and/or extent of any **Crime Loss** covered under this Policy.

  **Preparation Costs** shall not include remuneration of any **Employee**, cost of their time or costs or overheads of any **Insured Organization**.



- **Prior Bond Policy**

    The prior bond policy identified at item 6 of the Declarations.

- **Promissory Note**

    an unconditional promise in writing made by one person to another signed by the maker, engaging to pay, on demand or at a fixed or determinable future time, a sum certain in **Money** to or to the order of, a specified person or to bearer.

- **Property**

    (i)     **Money**, precious metals and articles made therefrom, jewellery, gems (including uncut gem stones), precious and semi-precious stones, stamps, postal orders and insurance policies;

    (ii)    any **Document**;

    (iii)   any **Security**;

    (iv)   all other negotiable and non-negotiable instruments or contracts representing **Money** or other property (real or personal) or interests therein, and other valuable papers, including books of account and other records used by an **Insured Organization** in the conduct of their business; or

    (v)    **Storage Media**,

    in which the **Insured Organization** has an interest, or which are held by, deposited with, or under the care, custody and control of, the **Insured Organization** (whether directly or through a **Custodian**) for any purpose or in any capacity and whether so held gratuitously or otherwise and whether legally liable therefor or not.

- **Restricted Notification**

    when the **Insured Organization** is prevented from disclosing the existence of any **Crime Loss** to the Insurer due to any legal or regulatory prohibition, following any investigation or enquiry commenced by or on behalf of any **Law Enforcement Agency** or **Regulatory Body**.

- **Security**

    all negotiable and non-negotiable instruments or contracts, including any note, stock, bond, debenture, evidence of indebtedness, share or other equity or debt security representing either **Money** or property, but does not include **Money** itself.

- **Service Bureau**

    a natural person, partnership or corporation authorized by written or electronic agreement to perform data processing services using **Computer Systems**.

- **Storage Media**

    the media on which **Data** or **Computer Programs** can be recorded (whether recorded magnetically, digitally or otherwise).



- **Trading**

    trading or other dealings in securities, commodities, futures, options, foreign or Federal funds, currencies, foreign exchange and the like.

- **Uncertificated Security**

    a    share, participation or other interest in **Property** of or an enterprise of the issuer or an obligation of the issuer which:

    (i)    is a type commonly dealt in upon securities exchanges or markets; and

    (ii)    is either one of a class or series or by its terms is divisible into a class or series of shares, participations, interests or obligations; and

    (iii)    (a)is not represented by any instrument, or

    (b)    is part of a master or global certificate, or

    (c)    represents a paper certificate that has been surrendered by a **Financial Organization** and which paper certificate has been combined into a master depository note and the paper certificates are immobilized,

    and where title is recorded on the relevant register of **Securities**.

- **Verification Costs**

    reasonable fees, costs and expenses incurred and/or paid by the **Insured Organization** for:

    (i)    the verification and/or reconstitution and/or removal of **Data** and/or **Computer Programs** which have been **Impaired**; or

    (ii)    the verification and/or removal of any **Malicious Code** fraudulently or maliciously created and/or distributed through the **Computer System** of an **Insured Organization** or a **Service**.

    **Verification Costs** shall not include remuneration of any **Employee**, cost of their time or costs or overheads of any **Insured Organization**.

- **Voice Initiated Instructions**

    any telephone instruction requesting the transfer of funds or **Property**.

- **Withdrawal Order**

    a written instrument requesting the withdrawal of, or acknowledging receipt of, funds or **Property** from an account by a depositor.



## Item 13. Fidelity Bond Renewal

**RESOLVED**, the Board has reviewed the proposal with respect to K2 Insurance International (the "Fidelity Bond") and determined that the amount, type, form and coverage of the Fidelity Bond are reasonable; and

**FURTHER RESOLVED**, that the Board authorizes the officers of the Trust to make any and all payments and to do any and all other acts, in the name of the Trust and its Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with renewing the Fidelity Bond; and

**FURTHER RESOLVED**, that the Board authorizes the officers of the Trust to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and

**FURTHER RESOLVED**, that the Board authorizes the officers of the Trust to file or cause to be filed the necessary filings and giving notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

## Coverage Period

The premium of $35,000 paid by the Adviser covers the period from December 27, 2024 through December 26, 2025.